ManorCare

2003 Annual Report





# Caring People Serving Short and Long Term Needs

# Our Vision

We, the employees of Manor Care, are dedicated to providing the highest quality in health care services. By ensuring that residents, patients and clients live with the greatest dignity and comfort possible, we will establish Manor Care as the preeminent care provider, committed to standards of performance which serve as the hallmark of the industry.

This level of performance will require:

- ☐ Employee commitment to excellence in health care.
- ☐ Attractive, highly functional facilities.
- ☐ Clear, appropriate and measurable performance targets.
- ☐ A healthy working atmosphere based on sound, uniform policies; clear direction and lines of authority; a responsive management; and unsurpassed employee training.

Satisfying the needs of our most discriminating customers is the truest indicator of how well we are meeting these standards. By meeting them consistently, we will further the success of this enterprise and enhance the future for us all. As members of the Manor Care team, our exceptional performance will create the greatest possibility for personal development and recognition. Through our success, the company will continue to grow and broaden its opportunities in diverse health care markets.

# Who We Are

Manor Care, Inc., through its operating group HCR Manor Care, is the leading owner and operator of long-term care centers in the United States. Our 61,000 employees have made us the preeminent care provider in the industry. High-quality care for patients, residents and clients is provided through a network of more than 500 skilled nursing centers, assisted living facilities, outpatient rehabilitation clinics, and hospice and home health care offices. Alliances and other ventures supply high-quality pharmaceutical products and management services for professional organizations. The company operates primarily under the respected Heartland, ManorCare and Arden Courts names.

**Contents**



# Forward-Looking Information

Statements contained in this annual report that are not historical facts may be forward-looking statements within the meaning of federal law. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the company with the Securities and Exchange Commission and include changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs, changes in the competitive marketplace, and changes in current trends in the cost and volume of general and professional liability claims. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.







### Alzheimer's Care

Those with Alzheimer's disease or related dementia in early, middle and advanced stages of the disease receive specialized care and programs in our freestanding Arden Courts centers and in dedicated Arcadia and Thalia units within many of our skilled nursing centers. Programs are designed to support the highest practicable level of engagement and function. An approach utilized includes a planned and sequenced daily schedule in a protected, low-stress, success-oriented environment.

### Hospice and Home Care

Our hospice services focus on the physical, spiritual and psychosocial needs of individuals in the last stage of their lives. Palliative and clinical care, education, counseling and other resources not only take into consideration their needs, but the needs of their family members, as well. Hospice services are provided in people's homes and in skilled nursing and assisted living centers. Our home care is provided to those people who do not require the level of care offered by a hospital or skilled nursing center. We provide a spectrum of services to assist individuals who want to remain in their homes and receive the medical and related care they need to function in familiar surroundings.

### Outpatient Rehabilitation Therapy

In addition to the rehabilitation provided in each of our skilled nursing centers, rehabilitation services are provided in more than 90 outpatient clinics and at work sites, schools, homes, hospitals and other off-site locations. Licensed therapists provide physical, speech and occupational therapy for patients recovering from major surgery; strokes; heart attacks; workplace and sports injuries; neurological and orthopedic conditions; and other illnesses, injuries and disabilities. Therapists also work with companies on training programs for such areas as repetitive motion and correct lifting to minimize employee workplace injuries.





### Long-Term Skilled Care

Experienced professionals provide physician-prescribed comprehensive health care around the clock for residents who require skilled services. High-quality medical care through registered and licensed practical nurses; certified nursing assistants; and physical, occupational and speech therapists is complemented by social services; recreational activities; and dietary, housekeeping and laundry services. Interventions are designed to help and support residents maintain health, slow decline, manage chronic conditions, and achieve their highest practicable level of functional independence and quality of life.

### Short-Term Post-Acute Medical Care and Rehabilitation

Many patients come to our nursing centers for active treatment to get back on their feet as they recover from surgery, a serious injury or a debilitating illness. Their stay is relatively short, and medical care and rehabilitation are intensely focused on overcoming barriers to a return to the community. Patients are engaged in clinical programs to improve health, function and endurance in a cost-effective alternative environment to traditional acute and rehabilitation hospitals. Education helps them and their families adjust to the transition. We also provide a full range of services to help manage complications related to chronic diseases.

# Letter from the President



Paul A. Ormond, Chairman, President and Chief Executive Officer

Employees committed to providing high-quality care. Aggressively expanding our capabilities in subacute and specialty care. Emphasis on managing costs while we grow. Penetrating regional markets where we have a strong presence. Constructing new facilities and expanding existing ones to meet increasing demand for our services. Partnering with others that complement our strategies. These are what have fueled our growth, and in 2003 they continued to be the drivers of our successes:

- Skilled nursing occupancy at a five-year high.
- Highest percentage of Medicare revenues in our history.
- Operating cash flow exceeding $300 million.
- Continued rapid daily hospice census growth.
- Effective minimization of the negative impact of temporary staffing costs.
- Stabilization of patient liability claims.

At the end of 2003, occupancy in our skilled nursing centers was at its highest level since Medicare reimbursement came under the prospective payment system in 1999. Since the introduction of PPS, we have made a concerted effort to shift our focus to caring for those who are in need of a higher level of rehabilitation and medical care, those who fall primarily under the Medicare umbrella. While these patients require more intensive rehabilitation and complex care, they also tend to have a shorter length of stay, a major shift in the characteristics of our patient base. Despite this shorter length of stay, we have been able to achieve sequential occupancy increases. At the same time, our percent of Medicare revenues has steadily grown from approximately 20 percent at the time PPS was introduced to a high of 34 percent today.

Achieving such a transformation requires an investment in people, equipment, and bricks and mortar. In 2003, we generated more than $300 million of operating cash flow that enabled us to make these investments and do much more. Over $100 million was invested back into our operations for maintenance, renovations and expansion. Renovations enabled us to upgrade a large number of our centers, particularly rehabilitation areas to better serve the more than 80 percent of our Medicare patients who have come to us primarily to meet their rehabilitation needs. Similarly, we continued to expand select centers in 2003, completing 10 expansions and ending the year with 16 others under way. These expansions have increased our ability to serve high-acuity patients by increasing our number of Medicare beds in high-demand markets.

Our free cash flow this past year enabled us to increase shareholder value in more direct ways, as well. For the second consecutive year, we repurchased over 7 percent of our shares outstanding, amounting to $145 million of our shares, at an average price of less than $21 a share. In August, we also paid the first dividend in the company's history, and in January of this year we increased the dividend by 12 percent. In addition, in 2003 we again ended the year with less net debt than the prior year.

Our hospice and home health business continued to be an important contributor to operational performance in 2003. Five years ago, this was about a $60 million business for us. This past year, revenues grew to $330 million, making this our fastest growing business, accounting for more than 10 percent of our revenues. Today, more than 25 percent of the people we provide with hospice services are in our own skilled nursing centers, about 25 percent are in other nursing centers and nearly 50 percent are in a home or independent living setting.

We continued to invest in hiring, training and retaining the quality caregivers that are the backbone of the services we offer and the reason we have been able to commit to a goal of caring for some of the sickest and frailest in our communities. Internal programs and partnerships with national and regional organizations are helping us to bridge the gap between the high demand for nursing staff and the shortage of qualified personnel.

As part of this initiative, we have made a conscious effort to minimize the use of temporary staffing. It is imperative that employees have a sense of belonging and feel that they are an integral part of the caregiving team. So our goal is to recruit those caregivers needed in our operations, eliminating the need for high-cost, temporary agency staff. We have been effective in these efforts, and today more than 80 percent of our nursing centers use no agency staff, and, in dollar terms, we have reduced the cost penalty of agency staff dramatically each of the past two years. In addition to these efforts, we were able to continue to slow the growth of our average wage rate increases.

Managing high general and professional liability costs has been an ongoing industry issue. Within Manor Care, we have experienced relative stability in our claims activity over the past three years, with little change in the number of claims related to patient care. But claims activity is still at an excessive level and being driven by factors that too often ignore the generally high level of quality care in skilled nursing centers nationwide. Our industry was supportive on a variety of fronts in 2003 in successfully gaining some degree of tort reform in several states. The most significant and encompassing of these reform measures was passed in Texas and affirmed by a state constitutional amendment. But there is still serious work to be done in such states as Florida. We are encouraged that national tort reform has been championed by the current administration as a way to get this serious issue under control and help guarantee access to the quality care deserved by our society's most needy.

## The State of Reimbursement

A year ago at this time, providers in our industry were feeling the impact of a 10 percent reduction in Medicare reimbursement that went into effect October 1, 2002. This reduction put undue pressure on providers, forcing some into Chapter 11, and straining the financial resources of many others.

Our comprehensive actions in 2003 to increase Medicare census were able to help offset the revenue lost to the reimbursement decline, and, importantly, positioned us more strongly for the rate increase that went into effect this past October 1. This rate increase, which amounted to about 6.3 percent, is a combination of an annual inflation adjustment and a correction of prior years' inflation errors. These are positives, and we believe legislators' increasing appreciation of the seriousness of providing adequate reimbursement will be a help in maintaining favorable Medicare rates. But there are still considerable budgetary pressures, especially at the state level. Most states continue to wrestle with fiscal shortfalls, and Medicaid, which is one of the largest users of funds, is a visible target when states consider ways to balance their budgets. Several states continue to underfund this critical area, and we will be actively involved in efforts to encourage adequate funding at both the state and federal levels to provide care for those most in need.

## Our Road Map

As we move into 2004, we do not plan any major detours or side trips from the road that has gotten us to where we are today. Our five-pronged attack will continue to guide us:

- **Focus on Margin Improvement and Revenue Growth.** We will continue to focus on increasing occupancy, improving our quality mix of Medicare and managed care revenues, and reducing our dependence on Medicaid. We have by far the highest percentage of private pay patients in our industry – those patients who are among the most discerning we serve. This is not by accident. It is due to our quality of care and services, our location in high-demand markets, and the fact that we have become more widely recognized for our ability to serve short-term, post-acute intensive rehabilitation and complex medical needs. We will stay the course in efficiently managing our costs, and continue to work with legislators in helping them understand the changes that have taken place in our industry so that they provide for appropriate reimbursement and understand the need for tort reform.
- **Expansion of Specialty and Subacute Services.** We are focusing on providing for subacute, shorter length of stay patients, which helped us weather the reimbursement shortfall we faced in most of 2003. In our nursing centers, our therapists provide the intensive rehabilitation required to get people back on their feet to return to the community, while our outpatient clinics are building a stronger client base of non-gerontological clients in settings such as schools and work sites. We also have differentiated ourselves in the specialty care services we can provide and the patient base we can serve, and now that the reimbursement front has improved moving into 2004, we will leverage this position of strength.

• **Vertical Integration.** Our emphasis will focus on penetrating more strongly those markets where we already are a respected provider of hospice services and developing a hospice presence in markets where we are a proven high-quality provider of skilled nursing care. This will include working with families of appropriate longer-term patients in our nursing centers to help them better understand the value of hospice care versus curative care. Our home care services offer the advantage of a cost-effective alternative to a hospital or skilled nursing center for those who may still need a degree of medical care or other assistance and wish to stay in the familiar surroundings of home or a similar environment.

• **New Construction, Expansions and Acquisitions.** The significant operating cash flow we are able to generate and our solid balance sheet give us the flexibility to produce strong results today while also building for our future. We will continue to increase our capacity in markets where demand for our services is high. Demand will also help drive new construction, and currently we have two new skilled nursing centers under construction. Operating from our position of strength, we will pursue acquisition candidates in each of our businesses as a way to further strengthen our position in our regional markets.

• **Alliances.** Our alliances with partners such as Omnicare and Health Management Associates have made us a stronger company. It is not necessary for us to own every asset in order to build value, and we will continue to add value by developing relationships that can expand our services and enable us to penetrate markets more quickly. We offer a vast array of high-quality services and management skills that can be of benefit to an alliance partner and those that it serves.

## Addressing Challenges and Succeeding

As I write my letter this year, it is with a sense of optimism and confidence, but also a degree of caution. There are still very compelling issues that we face, particularly in the funding for services we provide. But we proved this past year that we have the ability to meet challenges head on and succeed. We have shown that our strategies are adaptable, that we can take advantage of our variety of care services, financial flexibility and overall balance to keep our businesses at the forefront of their markets and build our revenues and earnings. Challenges are before us, but we are working hard to be prepared for them. The successes we achieved this past year would not have been possible without the commitment of our 61,000 employees. I commend them for the critical role they played in our improvement and for their commitment to caring which will continue to drive our growth.



Paul A. Ormond
Chairman, President and Chief Executive Officer

# Caring People Serving Short- and Long-Term Needs



**Long-Term Skilled Care**
Experienced professionals provide physician-prescribed comprehensive health care around the clock for residents who require skilled services.

We recognize that the people we serve have choices. Whether they require skilled nursing, rehabilitation/therapy, Alzheimer's care, hospice care or home care services, we want their choice to be us. We serve discerning consumers, and when they come to us to meet their needs, we believe that we have the facilities, skilled caregivers, clinical systems and outcomes experience to help them best reach their care plan goals.

## Care for Both the Short and Long Term

A significant change has occurred during the past five years. The majority of the people passing through our skilled nursing centers are doing so because they are recovering from an acute illness, injury or surgery. They have not come to make our center their permanent home. They have chosen us because of our ability to stabilize their physical state, treat their medical condition, improve their functional ability, and, in general, help them to return home or to similar surroundings. They might have had a hip replacement and need assistance feeling comfortable walking again. Perhaps their diabetes has flared up and needs to be stabilized. Maybe they need to learn new eating techniques to adjust to the effects of a stroke. Possibly they have been in a serious car accident and require extensive therapy to help get their life back to where it was. Whatever the situation, their stay usually will be typified by intensive rehabilitation and/or complex medical care, over a relatively short period of time, with the goal of returning to the community.

Age is not the identifying factor for these admissions. Patients are young and old and everything in between. They are primarily Medicare and managed care patients who need a level of care similar to that provided in an acute care hospital. We are able to provide that level of care more cost-effectively than traditional acute and rehabilitation hospitals, in an environment that is usually perceived as more home-like.

A significant change has also occurred among those who have chosen one of our nursing centers as their new home. These are people who have tended to stay as long as possible in their homes or a form of assisted or retirement living and are coming to the nursing center only after a hospital stay or some medical condition absolutely requires it. As a result, they usually have more complex medical diagnoses, with multiple issues; they are older and frailer with an average age of 85; and they are more fragile, meaning they are more susceptible to those conditions that come with aging, such as skin deterioration and muscle weakness. With patients' multiple symptoms come numerous medical interventions to manage symptoms, which usually require a large number of physician-prescribed medications. The combination of medications in itself can add risk. Manor Care has made the commitment and investment to serve those most in need of a high level of medical and rehabilitation care. If on occasion we do not have the clinical skill or necessary equipment to accept a patient, we will consider what we need to add to help us accept similar patients in the future.

For the people coming to our nursing centers in the late stages of their lives, usually with multiple medical conditions, it is important for staff and family members to understand the patient's medical prognosis, expected degree of decline and symptoms that can appear gradually or rapidly – skin deterioration, greater risk for falls, dehydration, weight loss, memory loss, and general decline in cognitive and functional ability. With a comprehensive evaluation, the plan of care can more appropriately address the individual needs of the patient.

**Cary is a 66-year-old man who was admitted to our ManorCare Health Services skilled nursing center this past summer. He was hit by a car and sustained a severe fracture to his right leg. Cary had suffered a stroke in 1992 that left him with some left-side lower extremity weakness and almost complete functional loss of his upper left side. Prior to being hit by the car, he had been living independently in an apartment and getting around well with a cane. When Cary came to our center, his physician's orders were to bear no weight for one month, and he required moderate to maximum assistance with all mobility and personal care needs. He was also experiencing severe pain. Cary and his physical and occupational therapists were not only faced with the challenges of a leg fracture, but also had to struggle with the pre-existing deficits from his stroke which affected his "strong" side. In effect, Cary no longer had a strong side. Cary was highly motivated, however, and, with the help of the therapy team, made very slow but steady progress toward his prior level of function. He progressed from needing total assistance with his self-care to independently performing all activities of daily living. When Cary returned to his apartment in October, he once again was walking independently with a cane and taking care of all of his needs.**

## Hiring, Training and Retaining Qualified Staff

Meeting our commitment to excellence in quality care starts with highly trained professional staff. The increasingly complex medical and intensive rehabilitation needs of our patients not only require hiring dedicated and competent staff, but also providing ongoing training and education to advance their skills even further.

The shortage of qualified nursing personnel in the health care field has meant looking for ways to increase the pool of professional staff. Early in 2003, our partnership with the Job Corps resulted in opening a licensed practical nursing school in Pennsylvania. A second school in Ohio will be launched this year, and we hope to continue to roll out a new school regularly.

The nursing shortage is being exacerbated by many nursing programs falling on hard times. In response, we have begun providing marketing expertise and investing other resources to encourage partnerships among schools in select geographic regions with the intent of not only maintaining the schools' nursing programs but also fostering growth. Other partnerships being explored will assist those wishing to enter the nursing profession and provide incentives to those wishing to advance their nursing credentials, such as moving from licensed practical nurse to registered nurse. In addition, we have awarded over a half million dollars in scholarships over the past two years to help applicants pursue a career in nursing. While initiatives such as these are drawing more applicants to nursing schools, the profession still has an acute shortage of resources to train them.

A program being introduced for our nursing assistants enables them to work toward a specialist credential through training in such areas as nutrition management and infection control practices. We expect to follow this program with one that will enable the new nursing assistant specialists to apply for senior specialist status through a program in which they will hone their skills in a particular area such as dementia or palliative care. Manor Care also continues to enroll each of its administrative directors of nursing services and most of its facility management team members in our Nursing Leadership Development Program. The program comprises six core competency tracks under the guidance of a professional preceptor, and participants have up to a year to complete the courses. In its first two years, approximately 1,000 of our professional nursing staff have entered the program and, by year-end 2003, nearly 350 had graduated.

**When 77-year-old Chuck arrived at our Heartland skilled nursing center, he had a tracheostomy and was on a 24-hour feeding tube. He was unable to move in bed or transfer from the bed to a chair without maximum assistance. His knee pain was so severe he also was unable to walk and had generalized weakness throughout his body, which prevented any type of normal activity. He began an intensive regimen of therapy. Physical therapy used ultrasound to help decrease his knee pain so that therapeutic exercise could strengthen his legs. He also participated in balance and gait training activities to decrease his risk of falls and improve his mobility. Occupational therapy used therapeutic exercise to strengthen his arms and trunk, and worked on sitting balance and activities of daily living. Speech therapy worked on decreasing the need for the feeding tube by strengthening the muscles involved in swallowing and also improving his voice projection. Chuck had a long and hard road ahead of him, but with persistence, his knee pain ended, allowing him to get around with a walker. His overall strength improved, giving him better mobility and the ability to perform independently. And he began eating safely, which alleviated the need for the feeding tube. After spending almost three months in rehabilitation at our center, Chuck was able to return home and renew his life.**

## Higher Level of Clinical Management

One of the ways we are increasing our ability to provide complex medical care is through greater utilization of advanced practice nurses, or nurse practitioners. These advanced-degreed professionals work closely with physicians to manage a patient's medical status and can provide a variety of services in collaboration with physicians. In one model of practice, they provide oversight of care delivery, evaluate admissions, monitor changes in condition, monitor

### Short-Term Post-Acute Medical Care and Rehabilitation

Many patients come to our nursing centers for active treatment to get back on their feet as they recover from surgery, a serious injury or a debilitating illness.



unstable conditions and teach physical assessment skills. In a second model, they can act for a specific physician and work with his or her patients for such things as writing prescriptions and ordering care. In a third model, nurse practitioners have collaborative agreements with physicians for caring for patients on weekends or during the night, so that the physicians do not have to be "on call."

We have found that where we have introduced nurse practitioners, we have reduced the incidence of falls, pressure ulcers and unplanned weight loss. In addition, we have found that having a nurse practitioner on staff improves a nursing center's care management profile, which has resulted in an overall improvement in patient census at those centers. We expect similar results as we expand this initiative to more and more centers.

## Caring Programs and Protocols

Manor Care's Quality of Life Program series focuses on maximizing a patient's assets and ability to function independently to achieve his or her highest practicable level of well-being. The program series concentrates on several areas that have been identified as critical focal points as people age and become more vulnerable. These include management of falls, skin care, nutrition, incontinence, pain and behavior. The comprehensive rollout of these programs to our nursing centers includes a guided clinical orientation, detailed program manuals, a toll-free education line on program specifics, specialized guides to answer questions, and ongoing monitoring and tracking.


Place Setting
Wrenches

**Alzheimer's Care**

Those with Alzheimer's disease or related dementia in early, middle and advanced stages of the disease receive specialized care and programs in our freestanding Arden Courts centers and in dedicated Arcadia and Thalia units within many of our skilled nursing centers.

As we have deployed these systems, we have learned the importance of emphasizing individual patient needs, rather than program dynamics. We recognize that health care is not like a piece of clothing; one size does not fit all. The foundation for successfully implementing Quality of Life guidelines is a continuous, seven-step, person-centered care process:

**Step 1** An initial screening in which we "get to know" the patient.
**Step 2** Identification of a patient's immediate needs and a plan for meeting those needs.
**Step 3** Completion of a comprehensive patient assessment.
**Step 4** Preparation of an individualized care plan that creates a course of action for achieving a specific goal.
**Step 5** Implementation of the care plan action steps.
**Step 6** Critically reviewing the patient's progress and care plan to determine what, if any, modifications need to be made.
**Step 7** Conducting a re-evaluation of the patient's needs and plan of care if an event or change in status occurs. The process then picks up again at Step 3 or Step 4, depending on the circumstances.

## Interdisciplinary Process Helps Achieve Therapy Goals

The vast majority of people coming to our nursing centers are there to receive some form of rehabilitation, and most are expecting to return to the community – as quickly as possible. Treatment can involve physical therapy for strengthening and occupational therapy to help the patient perform activities of daily living, while speech therapy is particularly effective for those who have suffered a stroke or brain injury. Our Quality of Life programs help patients more readily achieve therapy outcome goals. When a patient is under proper nutrition and hydration management and is receiving the appropriate medications for pain control, his or her ability to successfully participate in therapy is greatly enhanced. If nursing staff is able to identify physical weaknesses and instability, therapy staff can apply appropriate strengthening techniques to increase the patient's ability to perform everyday activities and help reduce the risk of falls that can hamper recovery.

Rehabilitation systems consultants work with clinical staff as clinical programs are developed, weaving in therapy considerations. This is part of the interdisciplinary process that helps achieve outcome goals. Upon admission, an evaluation determines what a patient can and cannot do. Nursing staff meets regularly with therapy staff to assess the patient's condition, what actions need to be taken, how the patient is progressing, any barriers to outcome success and any changes that should be made to the plan of care. Family members are encouraged to be part of these discussions to offer their input and support. Patients have a natural tendency to want to go home, even if additional therapy could improve their condition and reduce the possibility of their having to return to the hospital. Family members are an important link in ensuring patients receive all the therapy they need and deserve.

When a patient has completed his or her therapy and is ready to return home or to a similar place in the community, our therapy staff will often make visits to the patient's home to check for obstacles that could cause a setback to further recovery. This might include recommending equipment that will help maneuvering through the residence, removing or securing items such as rugs that could lead to injury, and offering advice on how furniture could be better arranged to ease mobility and reduce risk.

We are determined to maintain the skill set of our therapists at a high level. Therapists are encouraged to advance their skills in complementary areas such as neurology and gerontology, as well as maintain a working knowledge of advances in their particular therapy discipline. Evidence-based practice is promoted across operations to share successful treatment techniques that could prove beneficial in serving patients with a similar diagnosis at another location. Corporate clinical support consultants are available to answer questions and offer advice with difficult cases. A rehabilitation hotline answers therapists' questions related to clinical care delivery, treatment methodologies and documentation, and an information line offers prerecorded messages on a variety of pertinent topics. Classes are held on-site on topics relevant to the patient base being served. Through a continual flow of information, we are better able to achieve patient outcome goals.

**Mathew was a 59-year-old patient who was admitted to our Heartland skilled nursing center with multiple problems. He arrived at our center from a rehabilitation unit after a 103-day stay, which followed a 57-day stay in a hospital. While in these facilities, he had been on a ventilator, had renal dialysis and had lost most of his motor functions, plus he had incurred weight loss, suffered a decubitis ulcer and was on a feeding tube. His wife and other family drove every day for an hour and a half to visit him. Upon arrival at our center, he was completely debilitated, with no use of his lower limbs and minimal use of his upper limbs. Needless to say, his overall spirit was quite down. Mathew's recovery was slow, as he spent another three months with us, but at the end of his stay, he was able to stand and do a little walking. All areas were healed, the feeding tube was removed, his diet was upgraded and he was able to go home. Since returning home, he has especially enjoyed going out to dinner with his wife.**

## A Proven Leader in Post-Acute Rehabilitation Outcomes

When patients and their families go about choosing a nursing center, they will consider such things as proximity to home, the building's interior and exterior appearance, and the price. These are important, but the most important criterion is the expertise of the clinical team. This choice can have an impact on the patient and his or her family for many years.

We believe that providers need to focus on measuring, benchmarking and disseminating outcome data, and to use this data to improve performance. Manor Care has been making outcome measurement a key part of its clinical effectiveness and the post-acute rehabilitation in its nursing centers. We have rolled out outcomes measurement to a large percentage of our nursing centers, with the goal of advancing the program to all our centers. The decision for post-acute rehabilitation in a skilled nursing center should be approached with the same scrutiny as selecting a hospital. It is a critical decision at a critical time, and a strong clinical team and evidence of outcome success make this decision easier.

**Josephine is an 84-year-old widow who has lived at home with her son. She came to our ManorCare Health Services skilled nursing center after leaving the hospital following a stay for a fractured right hip incurred from a fall down steps. Josephine was unable to bear weight on her right leg, and our physical and occupational therapy teams were determined to get her to a level where she once again would be able to return home. An evaluation indicated a comprehensive physical therapy program of exercises and activities, neuromuscular re-education and gait training. By the time she was able to bear weight again on her right leg, Josephine was able to walk with minimal assistance of a caregiver and the use of a roller walker. Occupational therapy focused on improving her balance, endurance and ability to undertake daily activities. While initially most daily activities were very difficult for her, two months after arriving at our center, Josephine was able to go home with some help and therapy from home health care services.**

## Caring for Those with Alzheimer's Disease

Manor Care takes pride in its programs and initiatives to advance the care of those with Alzheimer's disease and other dementias. Programs for more meaningful care have been developed in concert with respected research organizations. One of the most fruitful research projects for those with Alzheimer's or a memory disorder has shown that "engagement" is a key to a patient's overall well-being and health and to his or her ability to function at the highest practicable level. We have applied this research in many of our nursing centers and Arden Courts Alzheimer's assisted living centers with beneficial results. The approach focuses on getting the patient actively engaged doing something rather than just sitting, watching or being entertained. For example, instead of reading to patients, we have found that having the patients read aloud articles on subjects of interest is a more valuable activity. Or, beyond using a children's choir for entertainment, having the patients teach the children songs may be more beneficial. In these examples, the patient is no longer a passive observer, but an involved contributor.

Montessori-based activities are proving especially beneficial to enhance the level of social and physical engagement of patients with Alzheimer's disease. The activities are successful because they are structured and rely on the habits and skills that have been learned early, continuously reinforced throughout life and are still available to the patient, such as sorting, matching, placing items in a series and reading. An example is illustrated in the photo on page 10. In this photo, the two Alzheimer's residents are matching common articles to the shapes of these

### Hospice and Home Care

Our hospice services focus on the physical, spiritual and psycho-social needs of individuals in the last stage of their lives. Our home care is provided to those people who do not require the level of care offered by a hospital or skilled nursing center.



objects on a template. It is an activity that can be repeated many times, and, even though a patient may not remember having done this before, performance can improve with repetition. Functional strength and skill can be regained for use in other daily activities. With any of these types of activities, as the patient's level of engagement increases, the level of anxiety and apathy tends to decrease. This may also lead to a decrease in problematic behaviors.

Family members understand that the disease is not going to improve, but they are pleased with how this approach is helping the well-being of their loved one and how these and similar activities can enhance their visiting experience. Manor Care's innovative use of Montessori-based programming with residents with dementia was recognized by the American Society on Aging when the company and its research partner were named one of seven recipients of the 2004 Healthcare and Aging Award.

### Building the Quality of Care

The foundation of our caring philosophy is the Circle of Care®. Circle of Care is a company-wide program that focuses on how we interact with others – patients, patients' families, fellow staff, our family members and friends, and anyone else we come into contact with in the course of the day. Eleven hours of classroom training, interactive discussions and role-playing activities comprise the program's seven educational modules. The Circle of Care not



### Outpatient Rehabilitation Therapy

In addition to the rehabilitation provided in each of our skilled nursing centers, rehabilitation services are provided in more than 90 outpatient clinics and at work sites, schools, homes, hospitals and other off-site locations.

only provides employees with tools to help them with their caregiving, it also helps them to be prepared for the myriad situations that come up in their workday and to feel good about themselves and the career they have chosen.

In this section of our annual report are a few of our many patient success stories from the past year. These are a sampling of the weekly Circle of Care stories we share on our Internet website www.hcr-manorcare.com.

When patients come into our nursing centers, we want them to feel at ease and that they are truly among people who care for them. We know we cannot be quite the same as home, but we strive to create a home-like environment where patients will feel comfortable with the care they will receive and know that they have the support and encouragement they will need to achieve their outcome goals. What better way to show this support than by introducing the patient to his or her Guardian Angel!

Our Guardian Angel Program, which we are introducing in more and more of our centers across the country, matches a staff person with each patient at the time of his or her admission. Guardian Angels learn as much as they can about those they are matched with – their families, activities they have enjoyed, their work and those things that matter most to them. This interaction not only helps build a relationship, but also can uncover information that could be helpful in a patient's plan of care.

Our goal is for a Guardian Angel to visit with a patient and check in with his or her family on a regular basis. Oftentimes, a Guardian Angel will leave a photo of him- or herself with the patient, and sometimes even a home phone number, as a reminder of the person who can be called on if something comes up. This also gives the patient or family member the opportunity to more quickly express any concerns and help get them rectified before they become serious issues.

In learning about the patient, we can also learn about his or her Heart's Desire. Heart's Desire is a program to help patients relive cherished memories or perhaps to try something new. Maybe it's something simple such as riding in a limo or going back to a favorite restaurant. Perhaps it's meeting a favorite sports star, movie personality or entertainer. Or maybe it's something a little more daring such as riding in a hot air balloon, on a motorcycle or in a race car. Fulfilling a Heart's Desire not only brightens a patient's day, but usually the day of family members and staff, as well. Each week we share on our Internet website a recent Heart's Desire of one of our patients or residents.

**Steven is a 55-year-old patient who was admitted to our Heartland skilled nursing center with septic pneumonia. He had been admitted to the hospital with severe shortness of breath and fatigue. Due to his low oxygen level, he ended up in intensive care on a respirator. His past history showed that he had had a stroke, coronary artery disease, a peptic ulcer, chronic back pain and acute renal failure. His lower extremities were also showing signs of poor circulation with possibility of amputation. Needless to say, when Steven arrived at our center, he was very depressed, feeling that he had no possibility of ever returning home to be on his own. At the beginning, we had a lot of issues to overcome, but during Steven's stay with us, his health improved to the point that he felt better about himself and his future. With an improved attitude, and a great deal of help from the therapy and nursing staff, Steven's condition improved to the point that he was discharged home, 31 days after being admitted. He was impressed with what was accomplished and said he would not hesitate to come back if ever he needed some help again.**

## Focusing on Comfort Rather than Cure

Hospice care provides remarkable support for those people who can no longer benefit from a curative treatment program. Our Heartland Hospice agencies provide quality care to people with a limited life expectancy, as well as support to their caregivers. Heartland embraces a philosophy called Sincerus Care, which is a palliative approach that addresses the physical, psychosocial and spiritual needs of clients and families. The approach integrates holistic principles with chronic disease management, expert pain and symptom control, client/family education and psychosocial-spiritual support.

Hospice care is appropriate when the focus of care is comfort and no longer cure. Focusing on quality of life, hospice ensures that clients spend their final time with dignity as well as comfort. Unfortunately, too many people fail to take advantage of hospice care until late in their illness, and suffer needlessly. They could be receiving support that enhances both the client's and family's ability to live each day to the fullest. As a way to help with this transition in our nursing centers, information is shared with the families of long-term patients who might benefit from palliative care approaches rather than aggressive curative approaches. This helps family members anticipate changes such as weight loss and skin deterioration that occur as the patient's condition declines. Then, when there is a medical event, more rapid decline or a terminal diagnosis, the transition to hospice care will be understood and much easier to accept.

Our hospice services can be provided to those who are able and wish to be at home, as well as to those in a nursing center environment. One of our most essential services is proactive pain and symptom management. Our clinicians have expertise in methods of pain relief that help promote comfort and functional ability. We also provide the education, counseling and other resources that can help with emotional needs. Care is culturally sensitive, respecting the traditions and heritage that are important to clients and their family members.

Our hospice services do not end with death. The death of a loved one can be extremely difficult to deal with, and our bereavement services maintain contact with family members for a period of up to 13 months following the death of a loved one. Services may include mailings and regular contacts, as well as the opportunity to be part of grief support groups and to attend memorial services.

## Care at Home

If possible, most people would probably prefer to stay at home when their health begins to deteriorate or they have an event that is more than they can handle on their own. Recovery often comes quicker in familiar surroundings with the support of family and friends. Our Heartland Home Care services were designed to assist those who wish to stay at home or in assisted living residences but still require some degree of medical care or assistance with daily activities. For skilled care, our registered and licensed practical nurses and therapy professionals can provide services such as wound care and dressing changes; infusion therapy; cardiac rehabilitation; and physical, occupational and speech therapies. Our home health caregivers can assist with a transition home after a hospital stay, outpatient surgery or a stay in a nursing center. Staff goes to the person's home, reviews discharge instructions with him or her, provides medication assistance and education, and monitors vital signs and progress. Services are provided for people of all ages, including children, who might need medical assistance.

In addition, our home health aides can assist with daily activities such as personal hygiene, assistance with walking and getting in and out of bed, medication management, light housekeeping and generally maintaining a safe environment.

## Rehab Therapy Services Wherever They Are Needed

Each of our nursing centers provides rehabilitation for its patients. In addition, we operate more than 90 Heartland Rehabilitation Services outpatient clinics that provide a wide variety of services encompassing physical, speech and occupational therapies. This includes traditional orthopedic therapies, sports medicine and aquatic programs. Many of our therapists have specialized training in areas such as geriatrics and neurology and programs for the hand and wrist, the back and treating whiplash.

Working with employers, especially those in the industrial sector, is a growing area of penetration. Therapists perform pre-employment screenings to ensure employers that candidates are capable of performing the job. If an employee is injured on the job, therapists will perform functional capacity evaluations to determine what the employee is capable of doing. Oftentimes, therapists will be contracted to do job site analyses, checking out the job site to point out the risk of injury, such as in jobs that require repetitive motion or considerable lifting. The analysis leads to preventative procedures that can be implemented to minimize injury risk. For some customers, therapists provide rehabilitation on-site to injured employees, which has the advantage of being able to take employees through similar activities to their work responsibilities.

In addition, our outpatient clinics are assisting clients in their homes and assisted living residences, at schools, and in hospitals and other health care settings.

# Financial Review

## Management's Discussion and Analysis of Financial Condition and Results of Operations

### Results of Operations – Overview

Manor Care, Inc., which we also refer to as Manor Care or HCR Manor Care, provides a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, rehabilitation therapy, hospice care, home health care, and management services for subacute care and rehabilitation therapy.

**Long-Term Care**
The most significant portion of our business relates to long-term care, including skilled nursing care and assisted living. On December 31, 2003, we operated 293 skilled nursing facilities and 70 assisted living facilities in 32 states with 62 percent of our facilities located in Florida, Illinois, Michigan, Ohio and Pennsylvania. Within some of our centers, we have medical specialty units which provide subacute medical and rehabilitation care and/or Alzheimer's care programs.

The table below details the activity in the number of skilled nursing and assisted living facilities and beds during the past three years. The additions represent facilities built, acquired, leased or transferred out of assets held for sale. The divestitures include facilities that were sold or closed. We are selling certain facilities that no longer fit our strategic growth plan. We expect to divest five facilities in the first half of 2004, and their results of operations are insignificant to us. We currently have two skilled nursing facilities under construction, which we expect to open in 2004. We have not included in the table any activity related to managed facilities or expansion of beds in existing facilities.

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Facilities | Beds | Facilities | Beds | Facilities | Beds |
| Skilled nursing facilities: | | | | | | |
| Additions | — | — | — | — | 3 | 475 |
| Divestitures | 3 | 374 | 3 | 498 | — | — |
| Assisted living facilities: | | | | | | |
| Additions | — | — | 14 | 826 | 1 | 60 |
| Divestitures | — | — | — | — | 1 | 60 |

**Hospice and Home Health**
Our hospice and home health business includes all levels of hospice care, home care and rehabilitation therapy with 89 offices in 24 states. The growth in our hospice and home health business is primarily a result of opening additional offices and expansion of our hospice client base in existing markets where we benefit from our long-term care relationship. We also had growth from small acquisitions.

**Health Care Services**
We provide rehabilitation therapy in our skilled nursing centers and our 92 outpatient therapy clinics, as well as in hospitals and schools, serving the Midwestern and Mid-Atlantic states, Texas and Florida. We provide program management services for subacute care and acute rehabilitation programs in hospitals and skilled nursing centers.

On April 30, 2002, we completed the sale of our Mesquite, Texas acute-care hospital to Health Management Associates, Inc., or HMA, for $79.7 million in cash. Separately, we invested $16.0 million to acquire 20 percent of the HMA entity owning the hospital. The total gain on the sale of the hospital was $38.8 million. We recorded a pretax gain of $31.1 million and deferred $7.7 million, or 20 percent, of the gain. Simultaneously, we acquired for $16.0 million a 20 percent interest in an HMA entity that had recently acquired another hospital in Mesquite, Texas.

**Other Services**
We have one remaining long-term management contract with a physician practice, specializing in vision care. In 2002, we decided that our vision management business was no longer a long-term strategy, which resulted in the writedown of intangible assets and the termination of one of the contracts. We also terminated a contract in 2003.

We are a majority owner of a medical transcription company that converts medical dictation into electronically formatted patient records. Health care providers use the records in connection with patient care and other administrative purposes.

**Medicare and Medicaid Payment Changes under the Budget Act**
Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that may be charged and reimbursed to care for patients covered by these programs. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997, or the Budget Act, which sought to achieve a balanced federal budget by, among other things, reducing federal spending on Medicare and Medicaid. The Budget Act contained numerous changes affecting Medicare and Medicaid payments to skilled nursing facilities, home health agencies, hospices and therapy providers, among others.

Medicare reimbursed skilled nursing facilities retrospectively for cost-reporting periods that began before July 1, 1998. Under this system, each facility received an interim payment during the year. The skilled nursing facility then submitted a cost report at the end of each year, and Medicare adjusted the payment to reflect actual allowable direct and indirect costs of services. The Budget Act changed the Medicare payment system to a prospective system in which Medicare reimburses skilled nursing facilities at a daily rate for specific covered services, regardless of their actual cost, based on various categories of patients. The Medicare program phased in this prospective payment system over three cost-reporting periods beginning on or after July 1, 1998. The Budget Act also required a prospective payment system to be established for home health services, which began October 1, 2000. In addition, the Budget Act reduced payments to many providers and suppliers, including therapy providers and hospices, and gave states greater flexibility to administer their Medicaid programs by repealing the federal requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" nursing facilities.

### Federal Medicare Payment Legislation

In November 1999, Congress passed the Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999, or BBRA 99. In addition, in December 2000, Congress passed the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA 2000. Both BBRA 99 and BIPA 2000 redressed certain reductions in Medicare reimbursement resulting from the Budget Act. Further refinements also were made by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA 2003, which was signed into law December 8, 2003. Several provisions of these recent bills positively affected us, beginning primarily in the latter half of 2000. These provisions included:

- A temporary increase in the payment for certain high-cost nursing home patients, for services provided beginning April 1, 2000. BIPA 2000 amended this provision to redistribute the amounts applicable to rehabilitation patients from three specific categories to all rehabilitation categories. This temporary increase will continue at least until the Secretary of the Department of Health and Human Services implements a refined patient classification to better account for medically complex patients. The Secretary did not implement such refinements in fiscal year 2004. President Bush's proposed fiscal year 2005 budget indicates that the refinements will not be adopted in fiscal year 2005.
- Specific services or items, such as ambulance services in conjunction with renal dialysis, chemotherapy items and prosthetic devices, furnished on or after April 1, 2000, may be reimbursed outside of the prospective payment system daily rate.
- A two-year moratorium on the annual $1,500 therapy cap (indexed for inflation) on each of physical/speech therapy and occupational therapy beginning with services provided on or after January 1, 2000. BIPA 2000 amended this provision, extending the moratorium through December 31, 2002. The per beneficiary limits, which were adjusted for inflation to $1,590, were imposed beginning September 1, 2003. MMA 2003 suspends application of the therapy caps from December 8, 2003 through calendar year 2005.
- A delay in the 15 percent reduction in the base payment level for our home health business until October 2001. BIPA 2000 further amended this provision, extending the delay through September 30, 2002.

Certain of the increases in Medicare reimbursement for skilled nursing facilities provided for under BBRA 99 and BIPA 2000 expired on September 30, 2002, the so-called Medicare Cliff. Congress has not enacted additional legislation to date to further extend these provisions. No assurances can be given as to whether Congress will increase or decrease reimbursement in the future, the timing of any action or the form of relief, if any, that may be enacted. We offset the decrease in revenues from the Medicare Cliff by a shift in the mix of our patients to a higher percentage of Medicare patients. The Centers for Medicare & Medicaid Services, or CMS, skilled nursing facility payment update rule for fiscal 2004 provided a 3.0 percent inflation update. There was also an administrative action which provided an additional 3.26 percent rate increase designed to make up for certain previous "forecast error" underpayments. Both increases were effective October 1, 2003.

### Labor

Labor costs consist of wages, temporary nursing staffing and payroll overhead, including workers' compensation. Labor costs account for approximately 64 percent of the operating expenses of our long-term care segment. Our long-term care wage rate increases in 2003 were approximately 4 percent, the lowest rate of increase in over three years. We decreased our temporary staffing expenses, as well as workers' compensation expense, in 2003. See additional discussion of workers' compensation under critical accounting policies.

We compete with other health care providers to attract and retain qualified or skilled personnel. We also compete with various industries for lower-wage employees. Although we currently do not face a staffing shortage in all markets where we operate, we have used high-priced temporary help to supplement staffing levels in markets with shortages of health care workers. Since 2001, we have implemented additional training and education programs, which have helped with retention of employees. Our temporary staffing costs for our long-term care segment decreased by 39 percent between 2002 and 2003 and over 50 percent between 2001 and 2002. If a shortage of nurses or other health care workers occurred in all geographic areas in which we operate, it could adversely affect our ability to attract and retain qualified personnel and could further increase our operating costs.

### General and Professional Liability Costs

Patient care liability is still a serious industry-wide cost issue. The health care industry is making progress in state legislatures and at the national level to enact tort reform. With tort reform and our proactive management initiatives, our number of new claims and average settlement cost per claim have stabilized. During 2003, strong tort reform legislation capping medical malpractice awards was passed in Texas and upheld by a state constitutional amendment. Other key states made a start at meaningful tort reform. The long-term care industry received some assistance with the passage of a measure of tort reform in Florida in May 2001 that became fully effective on October 5, 2001. The industry had not been included in previously passed tort reform in Florida that benefited other health care providers. The 2001 legislation that was passed included caps on punitive damages, limits to add-on legal fees, tougher rules of evidence and a reduced statute of limitations. While we cannot insure that legislative changes will have a positive impact on the current trend, we believe that this could be an important step in reducing the long-term care industry's current litigation burden, particularly if the Florida legislature acts to tighten these provisions with additional legislation.

## Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in our specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality.

### Receivables and Revenue Recognition

Revenues are recognized when the related patient services are provided. The revenues are based on established daily or monthly rates adjusted to amounts estimated to be received under governmental programs and other third-party contractual arrangements. Receivables and revenues are stated at amounts estimated by us to be the net realizable value. No individual customer or group of customers accounts for a significant portion of our revenues or receivables. Certain classes of patients rely on a common source of funds to pay the cost of their care, such as the federal Medicare program and various state Medicaid programs. Medicare program revenues for the years prior to the implementation of the prospective payment system and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. We believe that any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements.

### Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on certain factors, such as payor type, historical collection trends and aging categories. We calculate our reserve for bad debts based on the length of time that the receivables are past due. The percentage that we apply to the receivable balances in the various aging categories is based on our historical experience and time limits, if any, for each particular pay source, such as private, insurance, Medicare and Medicaid.

### Impairment of Property and Equipment and Intangible Assets

We evaluate our property and equipment and intangible assets on a quarterly basis to determine if facts and circumstances suggest that the assets may be impaired or the life of the asset may need to be changed. We consider internal and external factors of the individual facility or asset, including changes in the regulatory environment, changes in national health care trends, current period cash flow loss combined with a history of cash flow losses and local market developments. If these factors and the projected undiscounted cash flow of the entity over its remaining life indicate that the asset will not be recoverable, the carrying value will be adjusted to its fair value if it is lower. If our projections or assumptions change in the future, we may be required to record additional impairment charges for our assets.

### General and Professional Liability

We purchase general and professional liability insurance and have maintained an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state.

Our general and professional reserves include amounts for patient care-related claims and incurred but not reported claims. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we along with our independent actuary develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Our assumptions take into consideration our internal efforts to contain our costs by reviewing our risk management programs, our operational and clinical initiatives, and other industry changes affecting the long-term care market. We also monitor the reasonableness of the judgments made in the prior-year estimation process and adjust our current-year assumptions accordingly. We evaluate the adequacy of our general and professional liability reserves with our independent actuary semi-annually.

We do see an improving trend in terms of patient liability costs. The number of new claims in 2003 is similar to 2002, despite some acceleration around tort-related legislative activity in Texas and to some degree in Florida. Our average settlement cost per claim has decreased in comparison to the prior year. After our independent actuarial review that was completed in the fourth quarter, it was determined that we would lower our accrual rate by approximately $4.0 million on a quarterly basis. We expect our accrual for current claims per month to be $5.5 million through our policy period ending May 31, 2004. At December 31, 2003 and 2002, our general and professional liability consisted of short-term reserves of $69.8 million and $50.3 million, respectively, and long-term reserves of $107.5 million and $117.5 million, respectively. The expense for general and professional liability claims, premiums and administrative fees was $87.9 million, $82.1 million and $98.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. Although we believe our liability reserves are adequate, we can give no assurance that these reserves will not require material adjustment in future periods.

**Workers' Compensation Liability**

Our workers' compensation reserves are determined based on an estimation process that uses company-specific data. We continuously monitor the claims and develop information about the ultimate cost of the claims based on our historical experience. The most significant assumptions used in the estimation process include determining the trend in costs, the expected costs of claims incurred but not reported and the expected future costs related to existing claims. Our assumptions take into consideration our internal efforts to contain our costs with safety and training programs. In addition, we review industry trends and changes in the regulatory environment. We recorded additional expense of $23.8 million in 2002 in comparison to 2001, primarily because of an increase in the average cost per claim. With the expansion and increased attention to our safety and training programs, our new claims decreased in 2003, resulting in a decrease of $14.6 million in our workers' compensation expense in comparison to 2002. At December 31, 2003 and 2002, the workers' compensation liability consisted of short-term reserves of $26.5 million and $26.3 million, respectively, and long-term reserves of $40.5 million and $32.5 million, respectively. Although we believe our liability reserves are adequate, we can give no assurance that these reserves will not require material adjustment in future periods.

## Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

**Revenues**

Our revenues increased $124.0 million from 2002 to 2003. Excluding the results of our hospital that we sold in 2002, revenues increased $145.3 million, or 5 percent, compared with 2002. Revenues from our long-term care segment increased $93.9 million, or 4 percent, primarily due to increases in rates/patient mix–$81.5 million and occupancy–$37.4 million that were partially offset by a decrease in capacity–$25.0 million. Our revenues from the hospice and home health segment increased $44.9 million, or 16 percent, primarily because of an increase in hospice patient days.

Our rate increases for the long-term care segment related only to Medicaid and private pay sources. Our average Medicaid rate increased 5 percent from $125 per day in 2002 to $131 per day in 2003. We expect our average Medicaid rate to increase about 3 percent in 2004 due to state budgetary constraints. Our average private and other rates for our skilled nursing facilities increased 4 percent from $182 per day in 2002 to $190 per day in 2003. The increase in overall rates was also a result of the shift in the mix of our patients to a higher percentage of Medicare patients, even though the average Medicare rate decreased 3 percent from $328 per day in 2002 to $317 per day in 2003. The rate decreased because certain increases in Medicare reimbursement for skilled nursing facilities provided for under BBRA 99 and BIPA 2000 expired on September 30, 2002, the so-called Medicare Cliff. The rate reduction from the Medicare Cliff was partially offset by the increase in rates in the fourth quarter of 2003 as a result of inflationary increases and to make up for previous CMS forecast error underpayments. In the fourth quarter of 2003, our average Medicare rate was $334 per day, an increase of $22 per day over the third quarter of 2003.

Our occupancy levels increased from 87 percent for 2002 to 88 percent for 2003. Excluding start-up facilities, our occupancy levels were 88 percent for 2002 and 89 percent for 2003. Our occupancy levels for skilled nursing facilities were 88 percent for 2002 and 89 percent for 2003. In the fourth quarter of 2003, our skilled nursing occupancy increased to 90 percent.

Our bed capacity declined between 2002 and 2003, primarily because we sold three facilities in 2003 (see our table in the overview). The quality mix of revenues from Medicare, private pay and insured patients related to long-term care facilities and rehabilitation operations remained constant at 67 percent for 2002 and 2003.

**Operating Expenses**

Our operating expenses increased $121.9 million from 2002 to 2003. Excluding the results of our hospital that was sold in 2002, operating expenses in 2003 increased $141.6 million, or 6 percent, compared with 2002. During the second quarter of 2003, we recorded an expense of $8.4 million for a proposed settlement of a review of certain Medicare cost reports filed by facilities of Manor Care of America, Inc., or MCA (the former Manor Care, Inc.), prior to the implementation of the prospective payment system. This review, which was conducted by the Department of Justice and the Office of Inspector General of the Department of Health and Human Services, focused primarily on nursing cost allocations made in reliance upon instructions from the facilities' Medicare fiscal intermediary for the period 1992-1998. We believe the MCA facilities were fully entitled to the reimbursement they received for these allocations. The agreement in principle, if ultimately approved and executed by all parties, will resolve any uncertainty over potential liability to the Medicare program. We have fully cooperated with the Department of Justice throughout the review. No complaint has been filed, nor has any subpoena been issued to us related to this matter. This agreement in principle is subject to final approvals within the Department of Justice and to negotiation of a definitive settlement agreement. We expect the settlement to be completed in the near future.

Operating expenses from our long-term care segment increased $102.2 million, or 5 percent, from 2002 to 2003. The largest portion of the long-term care operating expense increase of $50.4 million related to labor costs. Our other operating expense increase for this segment included ancillary costs, excluding internal labor, of $17.7 million. Ancillary costs, which include various types of therapies, medical supplies and prescription drugs, increased as a result of our more medically complex patients. The expense related to our stock appreciation rights increased $6.7 million because of the increase in our stock price during the year.

Our long-term care general and professional liability expense increased $6.7 million from 2002 to 2003. Our 2002 expense included $3.5 million of additional expense due to a court-ordered liquidation of one of our insurers. The corresponding reserve represents our estimated costs for claims in 1993 to 1997 that may not be covered by government emergency recovery funds. The $10.2 million increase, excluding the additional expense in 2002, related to an increase in the claims accrual and insurance premiums. Refer to our overview and critical accounting policies for additional discussion of our general and professional liability costs.

Operating expenses from our hospice and home health segment increased $28.8 million, or 12 percent. The increase related to labor costs of $14.7 million, ancillary costs including pharmaceuticals of $5.2 million and other direct nursing care costs, including medical equipment and supplies, of $4.9 million.

### General and Administrative Expenses

Our general and administrative expenses increased $25.9 million compared with 2002. The significant expense in 2003 related to the increase in costs associated with our stock appreciation rights and deferred compensation plans. The increase in these costs included in general and administrative expenses was $19.8 million and primarily resulted from an increase in our stock price of over 85 percent. The increase in costs related to stock appreciation rights and deferred compensation plans was recorded in both general and administrative expenses and operating expenses. The total increase for these expenses was $28.9 million.

In 2002, we recorded a $13.6 million charge related to the restructuring of our split-dollar insurance arrangements which fund one of our senior executive retirement plans. Under these arrangements, the officers are owners of the life insurance policies subject to an assignment to Manor Care of an interest in the policy cash value equal to the premiums paid by us. Because of the possible interpretation that our future payment of premiums on these policies would be considered a prohibited loan under the Sarbanes-Oxley Act of 2002, we suspended future premium payments following the passage of that Act. Policy dividend values are currently being used to pay the required portion of the annual premiums. In addition, under the split-dollar assignment agreements, the transaction with MCA in 1998 required us to set aside cash for future premium payments or to reallocate a portion of the corporate interest in the policies. As the Sarbanes-Oxley Act may prohibit additional funding by Manor Care, we committed to reallocate $22.1 million of our interest in the policy cash surrender values to the various officer policies, upon officer retirement. This reallocation increased our accrued liability, resulting in a charge of $13.6 million.

In 2003, we also terminated our split-dollar arrangements covering an executive life insurance program and transferred our share of the split-dollar life insurance polices to the officers and key employees. This action resulted in a charge of $5.3 million and was taken to comply with the Sarbanes-Oxley Act of 2002 and contractual requirements, as well as to address recent tax law changes that make the internal buildup of cash surrender value taxable.

The remaining increase in general and administrative expenses primarily related to wages, consulting expenses and other general inflationary costs.

### Asset Impairment

During our quarterly reviews of long-lived assets in 2002, management determined that certain assets were impaired by $33.6 million. The impairment consisted of $17.8 million for long-term care facilities, $2.8 million for non-strategic land parcels, $7.6 million for assets held for sale and $5.4 million for our vision business.

Management assesses quarterly whether its long-term care facilities are impaired. We consider indicators of impairment to be either market conditions or negative cash flows. The various market conditions include the litigation environment, deterioration of the areas in which the facilities are located, deteriorating state government reimbursement, condition of the physical plant and excess bed capacity. During the spring of 2002, we engaged in a portfolio management review. Our new portfolio management strategy included evaluating as divestiture targets older assets, poor or declining financial performers, geographically isolated facilities with lower per diem revenues, facilities operating in a state with low Medicaid reimbursement, and facilities in states with punitive regulatory/survey and/or an unfavorable litigation climate. We also looked at alternatives for moving beds from underperforming facilities to locations where demand would fill them or combining assets of locations in the same geography into a single location.

The long-term care facilities that were impaired as part of this strategy included seven skilled nursing facilities and three assisted living facilities. Of these 10, various market conditions were considered which resulted in the impairment of eight facilities. These impairments were based on management's judgment and independent real estate broker valuations. The remaining two facilities had a history of negative cash flows for more than three years. The results of operations could not be improved even after changing facility management several times. We closed three of the 10 facilities and are currently looking at alternatives for the other seven facilities. We may continue to operate the facilities, sell the facilities as currently operated or sell the facilities for alternative uses. The carrying values of the 10 facilities were reduced by $17.8 million to their estimated fair values of $16.5 million. The estimated fair values were determined based on comparable sales values. The carrying values of 12 land parcels exceeded their estimated fair values by $2.8 million. The fair values were based on estimated sales values under current market conditions.

During 2002, we received offers on all 13 of our assisted living facilities that had been held for sale. The offers, less the cost to sell, were less than our carrying values on 12 of these facilities and required us to write down the asset values by $8.3 million to their estimated fair values of $44.8 million. We sold two of the Texas facilities in the fourth quarter of 2002. The remaining 11 facilities did not have final purchase agreements at December 31, 2002 and, accordingly, were no longer held for sale. Because the writedown of the assets to fair value was in excess of the depreciation that we would have recorded on these facilities, we did not have to recognize a retroactive depreciation adjustment when the facilities were transferred to property and equipment. This transfer required us to reverse $0.7 million of expense previously recorded for estimated selling costs. We continued to successfully operate these 11 facilities at December 31, 2003.

We decided that our vision business was no longer a long-term strategy. Because of this decision, our non-compete and management contracts were impaired and written down by $5.0 million in the second quarter. The fair value of the management contracts was determined based on a discounted cash flow or a multiple of projected earnings. We terminated one of our vision management contracts in the third quarter of 2002, requiring a writedown of the remaining fair value of $0.4 million.

### Interest Expense

Interest expense increased $4.3 million from 2002 to 2003 because of the higher interest rates associated with our fixed-rate senior notes issued in April 2003 compared with our variable-rate credit agreement debt that was paid off. The increase in interest expense also related to additional amortization of finance fees from the new senior notes. We also entered into interest rate swap agreements in May 2003 on a notional amount of $200 million to hedge certain fixed-rate senior notes. These agreements effectively converted the interest rates of these notes to variable rates in order to provide a better balance of fixed- and variable-rate debt. These agreements reduced our interest expense by $1.6 million in 2003.

### Gain on Sale of Assets

Our gain on the sale of assets in 2003 primarily resulted from the sale of non-strategic land parcels and sale of securities. Our gain on the sale of assets in 2002 primarily related to a $31.1 million gain recognized on the sale of our hospital.

### Equity in Earnings of Affiliated Companies

Our equity earnings increased $2.5 million compared with 2002, primarily because of our ownership interests in two hospitals acquired on April 30, 2002.

### Cumulative Effect of Change in Accounting Principle

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets," that we adopted January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. We completed our initial impairment test in the second quarter of 2002 and determined that $1.3 million of our goodwill related to our vision business was impaired. The impairment loss, with no tax effect, was recorded retroactive to January 1, 2002 as a cumulative effect of a change in accounting principle.

### Inflation

We believe that inflation has had no material impact on our results of operations.

## Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

### Revenues

Our revenues increased $211.4 million from 2001 to 2002. Excluding the results of our hospital that we sold in 2002, revenues increased $250.9 million, or 10 percent, compared with 2001. Revenues from our long-term care segment increased $219.0 million, or 10 percent, primarily due to increases in rates/patient mix–$175.6 million and capacity–$43.3 million. Our revenues from the hospice and home health business increased $45.1 million, or 19 percent, primarily because of an increase in hospice services.

Our rate increases for the long-term care segment related to Medicare, Medicaid and private pay sources. Our average Medicare rate increased 3 percent from $317 per day in 2001 to $328 per day in 2002, primarily due to inflationary increases. The 2002 Medicare rate increase was offset by the expiration of certain rate increases from BBRA 99 and BIPA 2000 on September 30, 2002, the so-called Medicare Cliff. Because of the net effect of inflationary increases and the Medicare Cliff, our Medicare rates in the fourth quarter of 2002 were reduced by $25 per patient day compared with the third quarter to $310 per day. The related revenue decline was partially offset by an increase in the volume of Medicare patients. Our average Medicaid rate increased 8 percent from $116 per day in 2001 to $125 per day in 2002. Our average private and other rates for our skilled nursing facilities increased 6 percent from $172 per day in 2001 to $182 per day in 2002. The increase in overall rates was also a result of the shift in the mix of our patients to a higher percentage of Medicare patients.

Our bed capacity increased between 2001 and 2002, primarily because of the transfer of 11 assisted living facilities out of held for sale, as well as the timing of opening or closing facilities (see our table in the overview). Assets held for sale were not included in our long-term care segment in 2001. Our occupancy levels were 87 percent for 2001 and 2002. When excluding start-up facilities, our occupancy levels were 88 percent for 2001 and 2002. Our occupancy levels for skilled nursing facilities were 88 percent for 2001 and 2002. In the third and fourth quarter of 2002, our skilled nursing occupancy was 89 percent. The quality mix of revenues from Medicare, private pay and insured patients related to long-term care facilities and rehabilitation operations remained constant at 67 percent for 2001 and 2002.

### Operating Expenses

Our operating expenses increased $129.8 million from 2001 to 2002. Excluding the results of our hospital that was sold in 2002, operating expenses in 2002 increased $163.1 million, or 7 percent, compared with 2001. Operating expenses from our long-term care segment increased $146.5 million, or 8 percent. Operating expenses from our hospice and home health business increased $33.3 million, or 16 percent, because of an increase in services.

We attribute the largest portion ($132.1 million) of the long-term care operating expense increase between 2001 and 2002 to wages, temporary staffing and payroll overhead, including workers' compensation. Our other operating expense increase for this segment included ancillary costs, excluding internal labor, of $25.4 million. Ancillary costs, which include various types of therapies, medical supplies and prescription drugs, increased as a result of our more medically complex patients.

Our long-term care general and professional liability expense decreased from $96.8 million in 2001 to $78.9 million in 2002. Our 2002 expense included $3.5 million of additional expense due to a court-ordered liquidation of one of our insurers, as discussed previously. Our 2001 expense included $58.8 million for our current policy periods and $38.0 million for a change in estimate on policy periods prior to June 2000. Refer to our overview for additional discussion of our general and professional liability costs.

We had an additional long-term care operating expense of $23.6 million in the fourth quarter of 2001 related to the damage award from the arbitration decision with NeighborCare Pharmacy Services, or NeighborCare. On February 14, 2002, a decision was rendered in an arbitration hearing between NeighborCare, an institutional pharmacy services subsidiary of NeighborCare, Inc., formerly known as Genesis Health Ventures, Inc., and us. The decision denied our right to terminate our NeighborCare supply agreements before their expiration on September 30, 2004. Subsequently, we entered into new agreements that expire on January 31, 2006. The decision required us to pay damages and certain related amounts of approximately $23.6 million to NeighborCare for profits lost, as well as prejudgment interest of $1.0 million, as a result of their being precluded from supplying other facilities of ours. The estimated interest cost of $1.0 million was recorded in interest expense. During 2002, we reversed $2.1 million of the $23.6 million charge that was recorded in 2001 based on an amendment to the decision and award dated June 21, 2002. We paid $21.5 million in 2002. See discussion of the interest expense portion of the award below.

### General and Administrative Expenses

Our general and administrative expenses increased $16.5 million compared with 2001. In the fourth quarter of 2002, we recorded a $13.6 million charge related to the restructuring of our split-dollar insurance arrangements, as discussed previously. Excluding this charge, general and administrative expenses approximated 4 percent of revenues and increased $2.9 million from the prior year. The increases related to general inflationary costs that were partially offset by decreases in costs for deferred compensation plans and stock appreciation rights.

### Depreciation and Amortization

Depreciation remained constant in comparison to the prior year. The increase in depreciation for our new construction projects and renovations of existing facilities was offset by the decline in depreciation of $2.3 million from the sale of our hospital and writedown of asset values due to impairment, as discussed previously. Amortization decreased $3.3 million from 2001 to 2002 because we no longer amortize goodwill. See Note 5 to the consolidated financial statements for additional discussion of the change in accounting principle for goodwill.

### Interest Expense

When excluding capitalized interest and interest from the arbitration decision with NeighborCare, our interest expense decreased $13.1 million compared with 2001 because of lower interest rates and debt levels. We accrued $1.0 million of interest expense in the fourth quarter of 2001 related to the NeighborCare arbitration decision and reversed $0.5 million in the second quarter of 2002 due to an amended arbitration decision.

### Equity in Earnings of Affiliated Companies

Our equity earnings increased $2.0 million compared with 2001 because of our pharmacy partnership and recent ownership interest in two hospitals. See Note 4 to the consolidated financial statements for further discussion of our hospital investments.

On July 2, 2001, we paid in full a $57.1 million revolving line of credit, which we guaranteed, of a development joint venture. As a result of the repayment, we were assigned the full rights and privileges of the lenders, including security interests in 13 Alzheimer's assisted living facilities. During 2001, we reached a settlement with all joint venture parties and received title to the 13 facilities. We consolidated the results of these facilities in the third quarter of 2001 and classified them as held for sale. During the first half of 2001 (prior to our consolidation), we recorded equity losses of $3.1 million related to this development joint venture.

We were a 50 percent owner in a partnership that sold its only nursing home in June 2001. During the second quarter of 2001, we reversed $1.5 million of previously recorded losses for this partnership. These losses were booked in excess of our investment because we had guaranteed the partnership's debt, which was paid off with the sale of the nursing home.

### Income Taxes

During the fourth quarter of 2001, we recorded a $12.0 million charge related to the final resolution with the Internal Revenue Service, or IRS, for corporate-owned life insurance, or COLI. In November 2001, we received a notice from the IRS denying interest deductions on policy loans related to COLI for the years 1993 through 1998. We agreed to a final COLI settlement with the IRS for an estimated $38.0 million including interest, which allowed us to retain a portion of these deductions. We paid $38.0 million in additional taxes in 2002 related to the COLI settlement with the IRS.

### Inflation

We believe that inflation has had no material impact on our results of operations.

## Financial Condition - December 31, 2003 and 2002

Net property and equipment decreased $20.1 million, primarily due to depreciation of $120.6 million and disposal of assets of $12.6 million. These decreases were partially offset by $101.2 million in new construction and renovations to existing facilities and a $10.1 million cash payment to exercise a purchase option on a leased facility.

Employee compensation and benefits increased $16.2 million with half of the increase related to the accrual for stock appreciation rights and the remainder due to accruals for wages and vacation.

Accrued insurance liabilities increased $0.8 million, primarily due to an increase in our general and professional liability accrual that was offset by an $18.6 million payment of an environmental liability. We also received insurance proceeds of $9.5 million in January 2003, which reduced our receivables and offset half of the environmental payment.

Income tax payable decreased $10.2 million, primarily due to the tax benefit for the exercise of stock options.

Our debt classification between current and long-term changed during 2003 as a result of the financing package completed in April. We issued $300.0 million of senior notes. With the proceeds, we paid off our expiring revolving credit facility that had a balance of $259.3 million at December 31, 2002 and was classified as a current liability.

Our long-term deferred income taxes increased $58.1 million, primarily because of additional tax depreciation. The increased tax depreciation resulted from changes in tax laws that created additional first-year depreciation and a review that resulted in a change to the tax classification and depreciable lives of our assets.

## New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (the Interpretation). In December 2003, the FASB issued a revision of the Interpretation (FIN 46-R). The Interpretation introduces a new consolidation model, referred to as the variable interests model, which determines control and consolidation based on who absorbs the majority of the potential variability in gains and losses of the entity being evaluated for consolidation, rather than who has the majority of voting ownership rights. We do not currently have investments in any variable interest entities. Therefore, the adoption of FIN 46-R did not have an impact on our consolidated financial statements.

## Capital Resources and Liquidity

### Cash Flows

During 2003, we satisfied our cash requirements with cash generated from operating activities. We used the cash principally for capital expenditures, acquisitions, the purchase of our common stock and the payment of dividends. Cash flows from operating activities were $300.5 million for 2003, an increase of $17.2 million from 2002. It was not necessary to pay any estimated federal tax payments in 2003 compared with $80.0 million in 2002 due to changes in tax laws and tax accounting methods for return purposes.

### Investing Activities

Our expenditures for property and equipment of $101.2 million in 2003 included $22.1 million to construct new facilities and expand existing facilities. In the first quarter of 2003, we exercised a purchase option for $10.1 million on a facility that was previously leased.

### Debt Agreements

During April 2003, we refinanced our five-year, $500 million revolving credit agreement that was scheduled to mature September 24, 2003. The financing package included a new three-year $200 million revolving credit facility, $200 million of 6.25% Senior Notes due in 2013 and $100 million of 2.625% (originally issued at 2.125%) Convertible Senior Notes due in 2023. The net proceeds of approximately $291.9 million from the closing of these transactions were used to repay borrowings outstanding under our five-year revolving credit facility and to purchase $25.0 million of our common stock concurrent with the refinancing transactions. As of December 31, 2003, there were no loans outstanding under the new three-year revolving credit facility, and, after consideration of usage for letters of credit, there was $161.3 million available for future borrowing.

Our three-year credit agreement requires us to meet certain measurable financial ratio tests, to refrain from certain prohibited transactions (such as certain liens, larger-than-permitted dividends, stock redemptions and asset sales), and to fulfill certain affirmative obligations (such as paying taxes when due and maintaining properties and licenses). We met all covenants at December 31, 2003. None of our debt agreements permit the lenders to determine in their sole discretion that a material adverse change has occurred and either refuse to lend additional funds or accelerate current loans. Our 6.25% and 8% Senior Note agreements contain a clause that is triggered if we were to have a change-of-control that is immediately followed by a downgrade in debt rating by either Standard & Poor's Ratings Service or Moody's Investors Service, Inc. If a change-of-control were followed by a rating agency downgrade, we are obligated to offer to redeem the 6.25% and 8% Senior Notes. As long as we offer to make such redemption, we will have satisfied the conditions of the 6.25% and 8% Senior Notes.

### Stock Purchase

During 2001 through 2003, our Board of Directors authorized us to spend up to $400 million to purchase our common stock, with $200 million of the authorization expiring on December 31, 2003 and the remaining $200 million on December 31, 2004. With these authorizations, we purchased 6,940,647 shares in 2003 for $145.1 million, which includes the $25.0 million repurchased concurrently with the Convertible Senior Notes offering. We had $92.8 million remaining authority to repurchase our shares as of December 31, 2003. We may use the shares for internal stock option and 401(k) match programs and for other uses, such as possible acquisitions.

### Cash Dividends

In July 2003, we declared our first quarterly dividend of 12.5 cents per share of common stock. Our dividends of 25 cents per common share in 2003 totaled $22.3 million. In January 2004, our Board of Directors increased the quarterly dividend to 14 cents per share to shareholders of record on February 13, 2004. This dividend payment will approximate $12.5 million that is payable February 27, 2004. We intend to declare and pay regular quarterly cash dividends; however, there can be no assurance that any dividends will be declared, paid or increased in the future.

### Contractual Obligations

The following table provides information about our contractual obligations at December 31, 2003:

| | Payments Due by Years | | | | |
|---|---|---|---|---|---|
| | Total | 2004 | 2005-2006 | 2007-2008 | After 2008 |
| | | | *(In thousands)* | | |
| Debt including interest payments [1] | $ 875,368 | $ 41,918 | $ 325,194 | $ 251,865 | $ 256,391 |
| Capital lease obligations | 12,964 | 615 | 1,257 | 1,238 | 9,854 |
| Operating leases [2] | 81,632 | 14,566 | 16,689 | 10,189 | 40,188 |
| Internal construction projects | 10,134 | 10,134 | | | |
| Deferred acquisition costs | 2,000 | | | 2,000 | |
| Total | $ 982,098 | $ 67,233 | $ 343,140 | $ 265,292 | $ 306,433 |

[1] The debt obligation includes the principal payments and interest payments through the maturity date. For variable-rate debt and variable-rate payment obligations under our interest rate swap agreements, we have computed our obligation based on the rates in effect at December 31, 2003 until maturity. For our Convertible Senior Notes, we are including the principal payment and assuming interest is paid through the first date the holders can require us to redeem the Notes (April 15, 2005). Unless the market value of the Convertible Senior Notes declines by more than 20.9 percent from its value at December 31, 2003, the holders of the Notes would receive less by requiring us to redeem the debt than from selling the Notes on the market.

[2] The operating lease obligation includes the annual operating lease payments on our corporate headquarters that reflect interest only on the lessor's $22.8 million of underlying debt obligations, as well as a residual guarantee of that amount at the lease maturity in 2009. At the maturity of the lease, we will be obligated to either purchase the building by paying the $22.8 million of underlying debt or vacate the building and cover the difference, if any, between that amount and the then fair market value of the building.

We believe that our cash flow from operations will be sufficient to cover operating needs, future capital expenditure requirements, scheduled debt payments of miscellaneous small borrowing arrangements and capitalized leases, cash dividends and some share repurchase. Because of our significant annual cash flow, we believe that we will be able to refinance the major pieces of our debt as they mature. It is likely that we will pursue growth from acquisitions, partnerships and other ventures that we would fund from excess cash from operations, credit available under our bank credit agreement and other financing arrangements that are normally available in the marketplace.

## Commitments and Contingencies

### Letters of Credit

We had total letters of credit of $38.7 million at December 31, 2003, which benefit certain third-party insurers and bondholders of certain industrial revenue bonds, and 98 percent of these letters of credit were related to recorded liabilities.

### Environmental Liabilities

One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties in a variety of actions relating to waste disposal sites that allegedly are subject to remedial action under the federal Comprehensive Environmental Response Compensation Liability Act, or CERCLA, and similar state laws. CERCLA imposes retroactive, strict joint and several liability on potentially responsible parties for the costs of hazardous waste clean-up. The actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies. Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The actions allege that Cenco transported or generated hazardous substances that came to be located at the sites in question. Environmental proceedings may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. These proceedings involve efforts by governmental entities or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. We cannot quantify with precision the potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, because of the inherent uncertainties of litigation and because the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been determined. At December 31, 2003, we had $4.5 million accrued in other long-term liabilities based on our current assessment of the likely outcome of the actions, which was reviewed with our outside advisors. At December 31, 2003, there were no insurance recoveries receivable.

### General and Professional Liability

We are party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. At December 31, 2003, the general and professional liability consisted of short-term reserves of $69.8 million and long-term reserves of $107.5 million. We can give no assurance that this liability will not require material adjustment in future periods.

### Definitive Purchase Agreements

In January 2004, we signed definitive purchase agreements totaling $36.5 million related to four skilled nursing facilities that we currently operate under lease agreements. The transactions are subject to due diligence and other standard closing conditions. Closing on the transactions is anticipated in the second quarter of 2004.

## Quantitative and Qualitative Disclosures about Market Risk

Changes in U.S. interest rates expose us to market risks inherent with derivatives and other financial instruments. Our interest expense is most sensitive to changes in the general level of U.S. interest rates applicable to our U.S. dollar indebtedness. In the second quarter of 2003, we refinanced our five-year credit agreement prior to its scheduled maturity in September 2003 with a new three-year $200 million credit facility, $200 million of 6.25% Senior Notes due in 2013 and $100 million of 2.125% Convertible Senior Notes due in 2023. We voluntarily increased the interest rate on the Convertible Senior Notes to 2.625% effective August 20, 2003. There are no loans outstanding under our new credit facility at December 31, 2003.

We entered into interest rate swap agreements on a notional amount of $200 million in May 2003 in order to provide a better balance of fixed- and variable-rate debt. The agreements effectively convert the interest rate on $100 million each of our 7.5% and 8% Senior Notes to variable rates equal to six-month LIBOR plus a spread.

The tables below provide information about our derivative financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the tables present principal cash flows and weighted-average interest rates by expected maturity dates. We believe that the holders of the Convertible Senior Notes will not require us to redeem or convert the notes through 2008. Therefore, we have included these notes in the Thereafter column. For interest rate swaps, the table presents notional amounts by expected (contractual) maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

The following table provides information about our significant interest rate risk at December 31, 2003:

| | Expected Maturity Dates | | | | | | | Fair Value Dec. 31, |
|---|---|---|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | 2008 | Thereafter | Total | 2003 |
| | | | | (Dollars in thousands) | | | | |
| Long-term debt: | | | | | | | | |
| Fixed-rate debt | | | $ 150,000 | | $ 200,000 | $ 300,000 | $ 650,000 | $ 725,190 |
| Average interest rate | | | 7.5% | | 8.0% | 5.0% | 6.5% | |
| Interest rate swaps – fixed to variable: | | | | | | | | |
| Notional amount | | | $ 100,000 | | $ 100,000 | | $ 200,000 | $ 4,841 |
| Pay variable rate | | | L+ 5.1% | | L+ 5.0% | | L+ 5.1% | |
| Receive fixed rate | | | 7.5% | | 8.0% | | 7.8% | |

L= six-month LIBOR (approximately 1.2% at December 31, 2003)

The following table provides information about our significant interest rate risk at December 31, 2002:

| | Expected Maturity Dates | | | | | | | Fair Value Dec. 31, |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total | 2002 |
| | | | | (Dollars in thousands) | | | | |
| Long-term debt: | | | | | | | | |
| Variable-rate debt | $ 259,300 | | | | | | $ 259,300 | $ 259,300 |
| Floating index rate | [1] | | | | | | | |
| Fixed-rate debt | | | | $ 150,000 | | $ 200,000 | $ 350,000 | $ 374,434 |
| Average interest rate | | | | 7.5% | | 8.0% | 7.8% | |

[1] Eurodollar-based rate plus .4%

## Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this report by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project," "will be" and similar words or phrases, or the negative thereof.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

- Changes in the health care industry because of political and economic influences;
- Changes in Medicare, Medicaid and certain private payors' reimbursement levels;
- Existing government regulations and changes in, or the failure to comply with, governmental regulations or the interpretations thereof;
- Changes in current trends in the cost and volume of patient care-related claims and workers' compensation claims and in insurance costs related to such claims;
- The ability to attract and retain qualified personnel;
- Our existing and future debt which may affect our ability to obtain financing in the future or compliance with current debt covenants;
- Our ability to control operating costs;
- Integration of acquired businesses;
- Changes in, or the failure to comply with, regulations governing the transmission and privacy of health information;
- State regulation of the construction or expansion of health care providers;
- Legislative proposals for health care reform;
- Competition;
- The failure to comply with occupational health and safety regulations;
- The ability to enter into managed care provider arrangements on acceptable terms;
- Litigation;
- Our ability to complete the settlement with the Department of Justice;
- A reduction in cash reserves and shareholders' equity upon our repurchase of our stock; and
- An increase in senior debt or reduction in cash flow upon our purchase or sale of assets.

Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

# Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Manor Care, Inc.

We have audited the accompanying consolidated balance sheets of Manor Care, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manor Care, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

Ernst & Young LLP

Toledo, Ohio
January 22, 2004

# Consolidated Statements of Income

| | Year ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | *(In thousands, except per share data)* | | |
| Revenues | $ 3,029,441 | $ 2,905,448 | $ 2,694,056 |
| Expenses: | | | |
| Operating | 2,523,534 | 2,401,636 | 2,271,808 |
| General and administrative | 157,566 | 131,628 | 115,094 |
| Depreciation and amortization | 128,810 | 124,895 | 128,159 |
| Asset impairment | | 33,574 | |
| | 2,809,910 | 2,691,733 | 2,515,061 |
| Income before other income (expenses) and income taxes | 219,531 | 213,715 | 178,995 |
| Other income (expenses): | | | |
| Interest expense | (41,927) | (37,651) | (50,800) |
| Gain (loss) on sale of assets | 3,947 | 30,651 | (445) |
| Equity in earnings of affiliated companies | 7,236 | 4,761 | 1,407 |
| Interest income and other | 1,625 | 1,208 | 835 |
| Total other expenses, net | (29,119) | (1,031) | (49,003) |
| Income before income taxes | 190,412 | 212,684 | 129,992 |
| Income taxes | 71,405 | 80,820 | 61,502 |
| Income before cumulative effect | 119,007 | 131,864 | 68,490 |
| Cumulative effect of change in accounting for goodwill | | (1,314) | |
| Net income | $ 119,007 | $ 130,550 | $ 68,490 |
| Earnings per share – basic: | | | |
| Income before cumulative effect | $ 1.33 | $ 1.34 | $ .67 |
| Cumulative effect | | (.01) | |
| Net income | $ 1.33 | $ 1.33 | $ .67 |
| Earnings per share – diluted: | | | |
| Income before cumulative effect | $ 1.31 | $ 1.33 | $ .66 |
| Cumulative effect | | (.01) | |
| Net income | $ 1.31 | $ 1.31* | $ .66 |
| Weighted-average shares: | | | |
| Basic | 89,729 | 98,165 | 102,066 |
| Diluted | 91,119 | 99,328 | 103,685 |
| Cash dividends declared per common share | $ .25 | | |

**Doesn't add due to rounding.*
*See accompanying notes.*

# Consolidated Balance Sheets

| | December 31, 2003 | 2002 |
|---|---|---|
| | *(In thousands, except per share data)* | |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 86,251 | $ 30,554 |
| Receivables, less allowances for doubtful accounts of $60,652 and $60,093, respectively | 405,213 | 385,960 |
| Prepaid expenses and other assets | 27,484 | 23,974 |
| Deferred income taxes | 66,451 | 70,329 |
| Total current assets | 585,399 | 510,817 |
| Net property and equipment | 1,514,250 | 1,534,339 |
| Goodwill | 87,906 | 85,814 |
| Intangible assets, net of amortization of $4,161 and $9,234, respectively | 9,397 | 10,457 |
| Other assets | 199,759 | 187,645 |
| Total assets | $ 2,396,711 | $ 2,329,072 |
| **Liabilities And Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 101,481 | $ 95,347 |
| Employee compensation and benefits | 125,858 | 109,628 |
| Accrued insurance liabilities | 110,186 | 109,385 |
| Income tax payable | 1,410 | 11,657 |
| Other accrued liabilities | 46,560 | 48,424 |
| Long-term debt due within one year | 2,007 | 267,423 |
| Total current liabilities | 387,502 | 641,864 |
| Long-term debt | 659,181 | 373,112 |
| Deferred income taxes | 137,200 | 79,073 |
| Other liabilities | 237,723 | 218,976 |
| Shareholders' equity: | | |
| Preferred stock, $.01 par value, 5 million shares authorized | | |
| Common stock, $.01 par value, 300 million shares authorized, 111.0 million shares issued | 1,110 | 1,110 |
| Capital in excess of par value | 357,832 | 349,304 |
| Retained earnings | 1,089,577 | 1,006,295 |
| Accumulated other comprehensive loss | (662) | (11) |
| | 1,447,857 | 1,356,698 |
| Less treasury stock, at cost (22.0 and 16.0 million shares, respectively) | (472,752) | (340,651) |
| Total shareholders' equity | 975,105 | 1,016,047 |
| Total liabilities and shareholders' equity | $ 2,396,711 | $ 2,329,072 |

*See accompanying notes.*

# Consolidated Statements of Cash Flows

| | Year ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | *(In thousands)* | | |
| **Operating Activities** | | | |
| Net income | $ 119,007 | $ 130,550 | $ 68,490 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 128,810 | 124,895 | 128,159 |
| Asset impairment and other non-cash charges | | 34,888 | |
| Provision for bad debts | 29,241 | 39,997 | 45,884 |
| Deferred income taxes | 62,005 | (11,886) | (25,474) |
| Net (gain) loss on sale of assets | (3,947) | (30,651) | 445 |
| Equity in earnings of affiliated companies | (7,236) | (4,761) | (1,407) |
| Changes in assets and liabilities, excluding sold facilities and acquisitions: | | | |
| Receivables | (48,299) | (61,239) | (39,159) |
| Prepaid expenses and other assets | (7,176) | 30,295 | (15,632) |
| Liabilities | 28,059 | 31,205 | 122,121 |
| Total adjustments | 181,457 | 152,743 | 214,937 |
| Net cash provided by operating activities | 300,464 | 283,293 | 283,427 |
| **Investing Activities** | | | |
| Investment in property and equipment | (101,230) | (92,490) | (89,400) |
| Investment in systems development | (3,461) | (4,125) | (6,721) |
| Acquisitions | (13,276) | (38,514) | (12,743) |
| (Acquisition) adjustment of assets from development joint venture | | 1,183 | (57,063) |
| Proceeds from sale of assets | 17,991 | 96,201 | 8,046 |
| Net cash used in investing activities | (99,976) | (37,745) | (157,881) |
| **Financing Activities** | | | |
| Net repayments under bank credit agreements | (259,300) | (74,700) | (273,000) |
| Principal payments of long-term debt | (14,578) | (5,983) | (10,315) |
| Proceeds from issuance of senior notes | 299,372 | | 200,000 |
| Payment of deferred financing costs | (7,444) | | (3,397) |
| Purchase of common stock for treasury | (145,105) | (162,057) | (42,753) |
| Dividends paid | (22,284) | | |
| Proceeds from exercise of stock options | 4,548 | 1,055 | 5,667 |
| Net cash used in financing activities | (144,791) | (241,685) | (123,798) |
| Net increase in cash and cash equivalents | 55,697 | 3,863 | 1,748 |
| Cash and cash equivalents at beginning of period | 30,554 | 26,691 | 24,943 |
| Cash and cash equivalents at end of period | $ 86,251 | $ 30,554 | $ 26,691 |

*See accompanying notes.*

# Consolidated Statements of Shareholders' Equity

| | Common Stock | Capital in Excess of Par Value | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock Shares | Treasury Stock Amount | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | *(In thousands)* | | | | | | |
| Balance at January 1, 2001 | $ 1,110 | $ 335,609 | $ 837,123 | | (8,388) | $ (161,113) | $ 1,012,729 |
| Issue and vesting of restricted stock | | (2,610) | (1,721) | | 185 | 5,062 | 731 |
| Purchase of treasury stock | | | | | (2,703) | (73,957) | (73,957) |
| Exercise of stock options | | | (25,642) | | 2,164 | 48,659 | 23,017 |
| Tax benefit from stock transactions | | 15,200 | | | | | 15,200 |
| Comprehensive income: | | | | | | | |
| Net income | | | 68,490 | | | | |
| Other comprehensive income (loss), net of tax: | | | | | | | |
| Unrealized gain on investments | | | | $ 1,009 | | | |
| Minimum pension liability | | | | (453) | | | |
| Derivative loss | | | | (228) | | | |
| Total comprehensive income | | | | | | | 68,818 |
| Balance at December 31, 2001 | 1,110 | 348,199 | 878,250 | 328 | (8,742) | (181,349) | 1,046,538 |
| Vesting of restricted stock | | 799 | | | | | 799 |
| Purchase of treasury stock | | | | | (7,468) | (164,177) | (164,177) |
| Exercise of stock options | | | (2,505) | | 229 | 4,875 | 2,370 |
| Tax benefit from stock transactions | | 306 | | | | | 306 |
| Comprehensive income: | | | | | | | |
| Net income | | | 130,550 | | | | |
| Other comprehensive income (loss), net of tax: | | | | | | | |
| Unrealized loss on investments | | | | (262) | | | |
| Minimum pension liability | | | | (114) | | | |
| Amortization of derivative loss | | | | 37 | | | |
| Total comprehensive income | | | | | | | 130,211 |
| Balance at December 31, 2002 | 1,110 | 349,304 | 1,006,295 | (11) | (15,981) | (340,651) | 1,016,047 |
| Issue and vesting of restricted stock | | (2,104) | (320) | | 175 | 3,601 | 1,177 |
| Purchase of treasury stock | | | | | (7,598) | (164,592) | (164,592) |
| Exercise of stock options | | 463 | (13,121) | | 1,385 | 28,890 | 16,232 |
| Tax benefit from stock transactions | | 10,169 | | | | | 10,169 |
| Cash dividends declared ($.25 per share) | | | (22,284) | | | | (22,284) |
| Comprehensive income: | | | | | | | |
| Net income | | | 119,007 | | | | |
| Other comprehensive income (loss), net of tax: | | | | | | | |
| Unrealized gain on investments and reclassification adjustment | | | | (212) | | | |
| Minimum pension liability | | | | (476) | | | |
| Amortization of derivative loss | | | | 37 | | | |
| Total comprehensive income | | | | | | | 118,356 |
| Balance at December 31, 2003 | $ 1,110 | $ 357,832 | $ 1,089,577 | $ (662) | (22,019) | $ (472,752) | $ 975,105 |

*See accompanying notes.*

# Notes to Consolidated Financial Statements

## 1. Accounting Policies

### Nature of Operations

Manor Care, Inc. (the Company) is a provider of a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, rehabilitation therapy, hospice care, home health care, and management services for subacute care and rehabilitation therapy. The most significant portion of the Company's business relates to skilled nursing care and assisted living, operating 363 centers in 32 states with 62 percent located in Florida, Illinois, Michigan, Ohio and Pennsylvania. The Company provides rehabilitation therapy in nursing centers of its own and others, and in the Company's 92 outpatient therapy clinics serving the Midwestern and Mid-Atlantic states, Texas and Florida. The hospice and home health business specializes in all levels of hospice care, home health and rehabilitation therapy with 89 offices located in 24 states. The Company sold its only hospital in 2002. In addition, the Company is a majority owner in a medical transcription business, which converts medical dictation into electronically formatted patient records.

### Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Manor Care of America, Inc. (MCA) is a wholly owned subsidiary and was the former Manor Care, Inc. before the merger between Health Care and Retirement Corporation and Manor Care, Inc. in September 1998.

The Company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant influence. These investments are classified on the accompanying balance sheets as other long-term assets. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses of the affiliate as it occurs. Losses are limited to the extent of the Company's investments in, advances to and guarantees for the investee. The Company had three significant equity investments at December 31, 2003. The Company has a 50 percent ownership and voting interest in a pharmacy partnership, with the other partner having the remaining interest. The Company has a 20 percent ownership and voting interest in two separate hospitals, with the other partner/shareholder having the remaining interest.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash Equivalents

Investments with a maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

### Receivables and Revenues

Revenues are derived from services rendered to patients for long-term care, including skilled nursing and assisted living services, hospice and home health care, and rehabilitation therapy. Revenues are recorded when services are provided based on established daily or monthly rates adjusted to amounts estimated to be received under governmental programs and other third-party contractual arrangements based on contractual terms and historical experience. These revenues and receivables are stated at amounts estimated by management to be the net realizable value.

For private pay patients in skilled nursing or assisted living facilities, the Company bills in advance for the following month with the bill being due on the 10th day of the month the services are performed. Episodic Medicare payments for home health services are also received in advance of the services being rendered. All advance billings are recognized as revenue when the services are performed.

Medicare program revenues prior to June 1999 for skilled nursing facilities and October 2000 for home health agencies, as well as certain Medicaid program revenues, are subject to audit and retroactive adjustment by government representatives. Retroactive adjustments are estimated in the recording of revenues in the period the related services are rendered. These amounts are adjusted in future periods as adjustments become known or as cost reporting years are no longer subject to audits, reviews or investigations. In the opinion of management, any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements. Net third-party settlements amounted to a $10.7 million receivable and $5.4 million payable at December 31, 2003 and 2002, respectively. Changes in estimates to net third-party settlements receivable resulted in an increase to revenues of $11.1 million for the year ended December 31, 2003.

### Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on certain factors, such as pay type, historical collection trends and aging categories. The Company calculates the reserve for bad debts based on the length of time that the receivables are past due. The percentage that is applied to the receivable balances in the various aging categories is based on the Company's historical experience and time limits, if any, for each particular pay source, such as private, insurance, Medicare and Medicaid.

### Assets Held for Sale

Assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell and are not depreciated.

### Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to 20 years for equipment and furnishings and 10 to 40 years for buildings and improvements.

Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets. The Company capitalizes interest on borrowings applicable to construction in progress.

### Goodwill

Beginning January 1, 2002, goodwill is no longer amortized but is subject to periodic impairment testing. See Note 5 for further discussion of the required change in accounting principle. Prior to January 1, 2002, goodwill of businesses acquired was amortized by the straight-line method over a period of 20 to 40 years.

### Intangible Assets

Intangible assets of businesses acquired are amortized by the straight-line method over five years for non-compete agreements and 40 years for management contracts.

### Impairment of Long-Lived Assets

The carrying value of long-lived and intangible assets is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed. The Company considers internal and external factors relating to each asset, including cash flow, contract changes, local market developments, national health care trends and other publicly available information. If these factors and the projected undiscounted cash flows of the company over the remaining useful life indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair value. See Note 3 for further discussion of impairment charges in 2002.

### Systems Development Costs

Costs incurred for systems development include eligible direct payroll and consulting costs. These costs are capitalized and are amortized over the estimated useful lives of the related systems.

### Investment in Life Insurance

Investment in corporate-owned life insurance policies is recorded net of policy loans in other assets. The net life insurance expense, which includes premiums and interest on cash surrender borrowings, net of all increases in cash surrender values, is included in operating expenses.

### Insurance Liabilities

The Company purchases general and professional liability insurance and has maintained an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state. Provisions for estimated settlements, including incurred but not reported claims, are provided on an undiscounted basis in the period of the related coverage. These provisions are based on internal and external evaluations of the merits of the individual claims, analysis of claim history and the estimated reserves assigned by the Company's third-party administrator. The methods of making such estimates and establishing the resulting accrued liabilities are reviewed with the Company's independent actuary. Any adjustments resulting from the review are reflected in current earnings. Claims are paid over varying periods, which generally range from one to seven years. See Note 13 for further discussion.

The Company's workers' compensation insurance consists of a combination of insured and self-insured programs and limited participation in certain state programs. The Company is responsible for $500,000 per occurrence and maintains insurance above this amount for self-insured programs. The Company records an estimated liability for losses attributable to workers' compensation claims based on internal evaluations and an analysis of claim history. The estimates are based on loss claim data, trends and assumptions. Claims are paid over varying periods, which range from one to eight years. At December 31, 2003 and 2002, the workers' compensation liability consisted of short-term reserves of $26.5 million and $26.3 million, respectively, which were included in accrued insurance liabilities, and long-term reserves of $40.5 million and $32.5 million, respectively, which were included in other long-term liabilities. The expense for workers' compensation was $38.9 million, $53.5 million and $29.7 million for the years ended December 31, 2003, 2002 and 2001, respectively, which was included in operating expense.

### Advertising Expense

The cost of advertising is expensed as incurred. The Company incurred $14.3 million, $13.7 million and $11.6 million in advertising costs for the years ended December 31, 2003, 2002 and 2001, respectively.

### Treasury Stock

The Company records the purchase of its common stock for treasury at cost. The treasury stock is reissued on a first-in, first-out method. If the proceeds from reissuance of treasury stock exceed the cost of the treasury stock, the excess is recorded in capital in excess of par value. If the cost of the treasury stock exceeds the proceeds from reissuance of the treasury stock, the difference is first charged against any excess previously recorded in capital in excess of par value, and any remainder is charged to retained earnings.

### Stock-Based Compensation

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for the stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, the Company recognizes no compensation expense for the stock options. See Note 16 for more information about the Company's stock plans.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for options granted since 1995.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | *(In thousands, except earnings per share)* | | |
| Net income – as reported | $ 119,007 | $ 130,550 | $ 68,490 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (9,495) | (6,972) | (6,576) |
| Net income – pro forma | $ 109,512 | $ 123,578 | $ 61,914 |
| Earnings per share – as reported: | | | |
| Basic | $ 1.33 | $ 1.33 | $ .67 |
| Diluted | $ 1.31 | $ 1.31 | $ .66 |
| Earnings per share – pro forma: | | | |
| Basic | $ 1.22 | $ 1.26 | $ .61 |
| Diluted | $ 1.20 | $ 1.25 | $ .60 |

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Dividend yield | 1% | 0% | 0% |
| Expected volatility | 39% | 40% | 46% |
| Risk-free interest rate | 2.8% | 4.1% | 4.5% |
| Expected life (in years) | 4.4 | 4.6 | 3.8 |
| Weighted-average fair value | $ 7.40 | $ 7.65 | $ 7.39 |

The option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

### Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income (income available to common shareholders) by the weighted-average number of common shares outstanding, excluding non-vested restricted stock, during the period. The computation of diluted EPS is similar to basic EPS except that the number of shares is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Dilutive potential common shares for the Company include shares issuable upon exercise of the Company's non-qualified stock options and restricted stock that has not vested.

### Interest Rate Swap Agreements

Interest rate swap agreements are considered to be derivative financial instruments that must be recognized on the balance sheet at fair value. The Company's interest rate swap agreements have been formally designated to hedge certain fixed-rate senior notes and are considered to be effective fair value hedges based on meeting certain hedge criteria. The fair value of the interest rate swap agreements affects only the balance sheet and is recorded as a non-current asset or liability with an offsetting adjustment to the underlying senior note. The net interest amounts paid or received and net amounts accrued through the end of the accounting period are included in interest expense.

### New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (the Interpretation). In December 2003, the FASB issued a revision of the Interpretation (FIN 46-R). The Interpretation introduces a new consolidation model, referred to as the variable interests model, which determines control and consolidation based on who absorbs the majority of the potential variability in gains and losses of the entity being evaluated for consolidation, rather than who has the majority of voting ownership rights. The Company does not currently have investments in any variable interest entities. Therefore, the adoption of FIN 46-R did not have an impact on the Company's consolidated financial statements.

### Reclassifications

Certain reclassifications affecting other assets and other liabilities have been made to the 2002 financial statements to conform with the 2003 presentation.

## 2. Assets Held For Sale

In 1999, the Company and Alterra Healthcare Corporation (Alterra) formed a development joint venture and jointly and severally guaranteed a revolving line of credit which matured June 29, 2001. On July 2, 2001, the Company paid in full the $57.1 million revolving line of credit of the development joint venture. As a result of the repayment, the Company was assigned the full rights and privileges of the lenders, including security interests in 13 Alzheimer's assisted living facilities. During 2001, the Company, Alterra and the third-party equity investors reached a settlement on all matters related to the development joint venture. As a result of the settlement, the Company received title to the 13 facilities.

In the second quarter of 2001, the Company consolidated these facilities and classified the net assets as held for sale in the consolidated balance sheet. The results of operations for these facilities, which were included in the Company's results for the second half of 2001, were not material and were at a breakeven operating level. Prior to July 2, 2001, the results of these facilities were recorded under the equity method.

During 2002, the Company reduced the asset values by $8.3 million to their estimated fair value less cost to sell, as discussed further in Note 3. The Company sold two of the facilities in the fourth quarter of 2002 for $5.5 million. The remaining 11 facilities with a value of $43.4 million did not have final purchase agreements at December 31, 2002 and, accordingly, were no longer held for sale. Since the writedown of the assets to fair value on the remaining 11 facilities was in excess of the depreciation that the Company would have recorded on these facilities, the Company did not recognize a retroactive depreciation adjustment when the facilities were transferred to property and equipment.

## 3. Asset Impairment

During the Company's quarterly reviews of long-lived assets in 2002, the Company determined that certain assets were impaired by $33.6 million. The impairment consisted of $17.8 million for long-term care facilities, $2.8 million for non-strategic land parcels, $7.6 million for assets held for sale and $5.4 million for its vision business.

Management assesses quarterly whether its long-term care facilities are impaired. The Company considers indicators of impairment to be either market conditions or negative cash flows. The various market conditions include the litigation environment, deterioration of the areas in which the facilities are located, deteriorating state government reimbursement, condition of the physical plant and excess bed capacity. During the spring of 2002, the Company engaged in a portfolio management review. The Company's new portfolio management strategy included evaluating as divestiture targets older assets, poor or declining financial performers, geographically isolated facilities with lower per diem revenues, facilities operating in a state with low Medicaid reimbursement, and facilities in states with punitive regulatory/survey and/or an unfavorable litigation climate. The Company also looked at alternatives for moving beds from underperforming facilities to locations where demand would fill them or combining assets of locations in the same geography into a single location.

The long-term care facilities that were impaired as part of this strategy included seven skilled nursing facilities and three assisted living facilities. Of these 10, various market conditions were considered which resulted in the impairment of eight facilities. These impairments were based on management's judgment and independent real estate broker valuations. The remaining two facilities had a history of negative cash flows for more than three years. The results of operations could not be improved even after changing facility management several times. The Company closed three of the 10 facilities and is currently looking at alternatives for the other seven facilities. The Company may continue to operate the facilities, sell the facilities as currently operated or sell the facilities for alternative uses. The carrying values of the 10 facilities were reduced by $17.8 million to their estimated fair values of $16.5 million. The estimated fair values were determined based on comparable sales values. The carrying values of 12 land parcels exceeded their estimated fair values by $2.8 million. The fair values were based on estimated sales values under current market conditions.

During 2002, the Company received offers on all 13 of the assisted living facilities that had been held for sale. The offers, less the cost to sell, were less than the carrying value on 12 of these facilities and required a writedown of the asset values by $8.3 million to their estimated fair values of $44.8 million. The Company sold two of the facilities in the fourth quarter of 2002. The remaining 11 facilities did not have final purchase agreements at December 31, 2002 and were transferred to property and equipment, which required a reversal of $0.7 million of expense previously recorded for estimated selling costs. The Company continued to successfully operate these 11 facilities at December 31, 2003.

The Company decided that the vision business was no longer a long-term strategy. Because of this decision, the non-compete and management contracts were impaired and written down by $5.0 million in the second quarter. The fair value of the management contracts was determined based on a discounted cash flow or a multiple of projected earnings. The Company terminated one of its management contracts requiring a writedown of the remaining fair value of $0.4 million in the third quarter.

## 4. Acquisitions/Divestitures

On April 30, 2002, the Company completed the sale of its Mesquite, Texas acute-care hospital to Health Management Associates, Inc. (HMA) for $79.7 million in cash. Separately, the Company invested $16.0 million to acquire 20 percent of the HMA entity owning the hospital. The total gain on the sale of the hospital was $38.8 million. The Company recorded a pretax gain of $31.1 million and deferred $7.7 million, or 20 percent, of the gain. Simultaneously, the Company acquired for $16.0 million a 20 percent interest in an HMA entity that had recently acquired another hospital in Mesquite, Texas.

The Company also paid $13.3 million, $6.5 million and $12.7 million in 2003, 2002 and 2001, respectively, for the acquisition of skilled nursing facilities, rehabilitation therapy businesses, hospice and home health businesses, and additional consideration for prior acquisitions. The acquisitions were accounted for under the purchase method of accounting. The results of operations of the acquired businesses were included in the consolidated statements of income from the date of acquisition. The pro forma consolidated results of operations would not be materially different from the amounts reported in prior years.

## 5. Goodwill and Intangible Assets

In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," that the Company adopted January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The Company has no indefinite-lived intangible assets. The Company completed its initial impairment test in the second quarter of 2002, which resulted in an impairment loss of $1.3 million related to the Company's vision business. The impairment loss, with no tax effect, was recorded retroactive to January 1, 2002 as a cumulative effect of a change in accounting principle.

The effect of adding back the goodwill amortization for 2001 is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | *(In thousands, except earnings per share)* | | |
| Reported income before cumulative effect | $ 119,007 | $ 131,864 | $ 68,490 |
| Add back: Goodwill amortization, net of tax of $812 | | | 2,591 |
| Adjusted income before cumulative effect | $ 119,007 | $ 131,864 | $ 71,081 |
| Diluted earnings per share: | | | |
| Reported income before cumulative effect | $ 1.31 | $ 1.33 | $ .66 |
| Goodwill amortization, net of tax | | | .03 |
| Adjusted income before cumulative effect | $ 1.31 | $ 1.33 | $ .69 |

The changes in the carrying amount of goodwill by segment are as follows:

| | Long-Term Care | Hospice and Home Health | Other | Total |
|---|---|---|---|---|
| | *(In thousands)* | | | |
| Balance at January 1, 2002 | $ 8,491 | $ 17,659 | $ 54,258 | $ 80,408 |
| Goodwill from acquisitions | | 5,954 | 766 | 6,720 |
| Impairment loss: Cumulative effect of change in accounting principle | | | (1,314) | (1,314) |
| Balance at December 31, 2002 | 8,491 | 23,613 | 53,710 | 85,814 |
| Goodwill from acquisitions | | 674 | 1,418 | 2,092 |
| Balance at December 31, 2003 | $ 8,491 | $ 24,287 | $ 55,128 | $ 87,906 |

## 6. Arbitration Decision

On February 14, 2002, a decision was rendered in an arbitration hearing between the Company and NeighborCare Pharmacy Services (NeighborCare), an institutional pharmacy services subsidiary of NeighborCare, Inc., formerly known as Genesis Health Ventures, Inc. NeighborCare provides pharmaceuticals to certain of the Company's facilities. The decision denied the Company's right to terminate its NeighborCare supply agreements before their expiration on September 30, 2004. Subsequently, the Company entered into new agreements that expire on January 31, 2006. In addition, the decision required the Company to pay damages and certain related amounts of approximately $24.6 million to NeighborCare for profits lost and prejudgment interest as a result of their being precluded from supplying other facilities of the Company. The charge was recorded in the fourth quarter of 2001. During 2002, the Company reversed $2.6 million of the expense that was recorded in 2001 and paid $22.0 million based on an amendment to the decision and award dated June 21, 2002.

## 7. Revenues

The Company receives reimbursement under the federal Medicare program and various state Medicaid programs. Revenues under these programs totaled $2.0 billion, $1.9 billion and $1.6 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

Revenues for certain health care services are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | *(In thousands)* | |
| Skilled nursing and assisted living services | $ 2,590,423 | $ 2,496,530 | $ 2,277,509 |
| Hospice and home health services | 329,462 | 284,546 | 239,433 |
| Rehabilitation services (excluding inter-company revenues) | 81,305 | 83,234 | 89,489 |
| Hospital care | | 21,344 | 60,823 |
| Other services | 28,251 | 19,794 | 26,802 |
| | $ 3,029,441 | $ 2,905,448 | $ 2,694,056 |

## 8. Property and Equipment

Property and equipment consist of the following:

| | 2003 | 2002 |
|---|---|---|
| | *(In thousands)* | |
| Land and improvements | $ 241,461 | $ 246,183 |
| Buildings and improvements | 1,655,338 | 1,625,894 |
| Equipment and furnishings | 319,285 | 308,772 |
| Capitalized leases | 22,800 | 27,249 |
| Construction in progress | 30,404 | 30,589 |
| | 2,269,288 | 2,238,687 |
| Less accumulated depreciation | 755,038 | 704,348 |
| Net property and equipment | $ 1,514,250 | $ 1,534,339 |

Depreciation expense, including amortization of capitalized leases, amounted to $120.6 million, $115.4 million and $115.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Accumulated depreciation included $9.4 million and $11.4 million at December 31, 2003 and 2002, respectively, relating to capitalized leases.

Capitalized systems development costs of $32.9 million and $35.9 million at December 31, 2003 and 2002, respectively, net of accumulated amortization of $16.5 million and $15.8 million, respectively, are included in other assets. Amortization expense related to capitalized systems development costs amounted to $7.1 million, $7.9 million and $7.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

## 9. Debt

Debt consists of the following:

| | 2003 | 2002 |
|---|---|---|
| | *(In thousands)* | |
| Five Year Agreement | | $ 259,300 |
| 7.5% Senior Notes, net of discount | $ 148,048 | 149,795 |
| 8.0% Senior Notes | 196,966 | 200,000 |
| 6.25% Senior Notes, net of discount | 199,416 | |
| 2.625% Convertible Senior Notes | 100,000 | |
| Other debt | 11,822 | 26,325 |
| Capital lease obligations | 4,936 | 5,115 |
| | 661,188 | 640,535 |
| Less: | | |
| Amounts due within one year | 2,007 | 267,423 |
| Long-term debt | $ 659,181 | $ 373,112 |

In April 2003, the Company refinanced its five-year, $500 million revolving credit facility (Five Year Agreement) that was scheduled to mature September 24, 2003. The financing package included a new three-year $200 million revolving credit facility, $200 million of 6.25% Senior Notes due in 2013 and $100 million of 2.125% Convertible Senior Notes due in 2023. The Company voluntarily increased the interest rate on the Convertible Senior Notes to 2.625% on August 20, 2003.

Manor Care, Inc.'s three-year $200 million revolving credit facility was established with a group of banks. As of December 31, 2003, there were no loans outstanding under this agreement, and, after consideration of usage for letters of credit, there was $161.3 million available for future borrowing. Loans under the three-year credit facility are guaranteed by substantially all of the Company's subsidiaries. This credit agreement contains various covenants, restrictions and events of default. Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to incur indebtedness, create liens, pay dividends, repurchase stock, dispose of assets and make acquisitions.

Loans under the three-year credit facility bear interest at variable rates that reflect, at the election of the Company, the agent bank's base lending rate or an increment over Eurodollar indices, depending on the quarterly performance of a key ratio. The three-year credit facility also provides for a fee on the total amount of the facility, depending on the performance of the same key ratio. In addition to direct borrowings, the three-year credit facility may be used to support the issuance of up to $100 million of letters of credit.

The Company issued $200 million principal amount of 6.25% Senior Notes due in 2013, priced at 99.686 percent to yield 6.29 percent. Interest is payable semi-annually in May and November. The Company also issued $100 million principal amount of 2.625% (originally issued at 2.125%) Convertible Senior Notes due in 2023, priced at 100 percent. Interest is payable semi-annually in April and October. The Company may not redeem the Convertible Senior Notes before April 15, 2010. Starting with the six-month period beginning April 15, 2010, the Company may be obligated to pay contingent interest to the holders of the Convertible Senior Notes under certain circumstances. The Company's obligation to pay contingent interest is considered to be an embedded derivative and the value is not material. The initial conversion price is $31.12 per share of common stock, equivalent to 32.1337 shares of the Company's common stock per $1,000 principal amount of notes. The conversion price is subject to adjustment in certain events. The holders of the Convertible Senior Notes may convert their notes into shares of the Company's common stock prior to the stated maturity at their option only under the following circumstances: (1) if the average of the last reported sales price of the Company's common stock for the 20 trading days immediately prior to the conversion date is greater than or equal to 120 percent of the conversion price per share of common stock on such conversion date; (2) if the notes have been called for redemption; (3) upon the occurrence of specified corporate transactions; or (4) if the credit ratings assigned to the notes decline to certain levels. The holders of the Convertible Senior Notes may require the Company to purchase all or a portion of their notes at any of five specified dates during the life of the notes, with the first such date being April 15, 2005. Except for the initial repurchase date, the Company may elect to satisfy the repurchase in whole or in part with common stock rather than cash.

The net proceeds of $291.9 million from the closing of the three-year credit facility, 6.25% Senior Notes and Convertible Senior Notes were used to repay borrowings outstanding under the Company's Five Year Agreement and to purchase $25.0 million of the Company's common stock concurrent with the refinancing transactions. In the third quarter, the Company registered the Convertible Senior Notes and identical Senior Notes with the Securities and Exchange Commission. The identical Senior Notes were exchanged for the Senior Notes issued in April.

Loans under the Five Year Agreement were at variable interest rates. At December 31, 2002, the average rate on loans was 1.93 percent, excluding the fee on the total facility.

In March 2001, the Company issued $200 million of 8.0% Senior Notes due in 2008. The Company registered identical Senior Notes with the Securities and Exchange Commission that were exchanged for the original Senior Notes. Interest on these notes is payable semi-annually in March and September.

Substantially all of the Company's subsidiaries guaranteed the 6.25% Senior Notes, 2.625% Convertible Senior Notes and 8.0% Senior Notes, and these subsidiaries are 100 percent owned. The guarantees are full and unconditional and joint and several, and the non-guarantor subsidiaries are minor. The parent company has no independent assets or operations.

In June 1996, a subsidiary of the Company issued $150 million of 7.5% Senior Notes due in 2006. The notes are guaranteed by the Company and substantially all of the Company's subsidiaries. Interest on these notes is payable semi-annually in June and December.

See Notes 1 and 10 for a discussion of the Company's interest rate swap agreements.

The interest rates on other long-term debt were all variable and approximated 3.0 percent. Maturities ranged from 2008 to 2009. Owned property with a net book value of $31.8 million was pledged or mortgaged. Interest paid, primarily related to debt, amounted to $37.7 million, $38.0 million and $44.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Capitalized interest costs amounted to $0.7 million, $0.7 million and $1.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Debt maturities for the five years subsequent to December 31, 2003 are as follows: 2004 – $2.1 million; 2005 – $102.4 million; 2006 – $152.6 million; 2007 – $2.8 million; and 2008 – $202.9 million. The Company's $100 million Convertible Senior Notes are included as a maturity in 2005 based on the first date the holders can require the Company to purchase the notes.

## 10. Derivative Financial Instruments and Fair Value of Financial Instruments

In May 2003, the Company entered into interest rate swap agreements on a notional amount of $200 million in order to provide a better balance of fixed- and variable-rate debt. These fair value hedge agreements effectively convert the interest rate on $100 million each of the Company's 7.5% and 8.0% Senior Notes to variable rates equal to six-month LIBOR plus a spread.

The carrying amount and fair value of the financial instruments are as follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | *(In thousands)* | | | |
| Cash and cash equivalents | $ 86,251 | $ 86,251 | $ 30,554 | $ 30,554 |
| Debt, excluding capitalized leases | 656,252 | 737,012 | 635,420 | 660,284 |
| Interest rate swap agreements in payable position | 4,841 | 4,841 | | |

The carrying amount of cash and cash equivalents is equal to its fair value due to the short maturity of the investments.

The fair value of the Senior Notes is based on quoted market values. The fair value of other fixed-rate debt in 2002, excluding capitalized lease obligations, is computed using discounted cash flow analyses, based on the Company's estimated current incremental borrowing rates. The Company's variable-rate debt is considered to be at fair value.

The interest rate swap agreements are recorded at fair value based on valuations from third-party financial institutions.

## 11. Leases

The Company leases certain property and equipment under both operating and capital leases, which expire at various dates to 2036. Certain of the facility leases contain purchase options. The Company's corporate headquarters is leased by its subsidiary and the Company has guaranteed its subsidiary's obligations thereunder. The lease obligation includes the annual operating lease payments that reflect interest only payments on the lessor's $22.8 million of underlying debt obligations, as well as a residual guarantee of that amount at the maturity in 2009. At the maturity of the lease, the Company's subsidiary will be obligated to either purchase the building by paying the $22.8 million of underlying debt or vacate the building and cover the difference, if any, between that amount and the then fair market value of the building.

Payments under non-cancelable operating leases, minimum lease payments and the present value of net minimum lease payments under capital leases as of December 31, 2003 are as follows:

| | Operating Leases | Capital Leases |
|---|---|---|
| | (In thousands) | |
| 2004 | $ 14,566 | $ 615 |
| 2005 | 9,637 | 620 |
| 2006 | 7,052 | 637 |
| 2007 | 5,515 | 642 |
| 2008 | 4,674 | 596 |
| Later years | 40,188 | 9,854 |
| Total minimum lease payments | $ 81,632 | 12,964 |
| Less amount representing interest | | 8,028 |
| Present value of net minimum lease payments (included in long-term debt – see Note 9) | | $ 4,936 |

Rental expense was $24.0 million, $24.2 million and $23.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

## 12. Income Taxes

The provision for income taxes consists of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (In thousands) | |
| Current: | | | |
| Federal | $ 7,916 | $ 78,829 | $ 75,116 |
| State and local | 1,484 | 13,877 | 11,860 |
| | 9,400 | 92,706 | 86,976 |
| Deferred: | | | |
| Federal | 55,827 | (9,579) | (20,959) |
| State and local | 6,178 | (2,307) | (4,515) |
| | 62,005 | (11,886) | (25,474) |
| Provision for income taxes before cumulative effect | $ 71,405 | $ 80,820 | $ 61,502 |

The reconciliation of the amount computed by applying the statutory federal income tax rate to income before income taxes to the provision for income taxes before cumulative effect is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (In thousands) | |
| Income taxes computed at statutory rate | $ 66,645 | $ 74,439 | $ 45,497 |
| Differences resulting from: | | | |
| State and local income taxes | 4,980 | 7,521 | 4,774 |
| Corporate-owned life insurance | | | 12,000 |
| Other | (220) | (1,140) | (769) |
| Provision for income taxes before cumulative effect | $ 71,405 | $ 80,820 | $ 61,502 |

The Internal Revenue Service has examined the Company's federal income tax returns through 1998, and those years have been closed. The Company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

In November 2001, the Company received a notice from the Internal Revenue Service (IRS) denying interest deductions on certain policy loans related to corporate-owned life insurance (COLI) for the years 1993 through 1998. In 2001, the Company agreed to a final settlement with the IRS for an estimated $38.0 million including interest, which allowed the Company to retain a portion of these deductions. The Company recorded a $12.0 million charge in the fourth quarter of 2001 related to the final resolution with the IRS for COLI. The Company paid $38.0 million in additional taxes in 2002.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's federal and state deferred tax assets and liabilities are as follows:

| | 2003 | 2002 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Accrued insurance liabilities | $ 92,616 | $ 89,360 |
| Employee compensation and benefits | 50,431 | 41,571 |
| Capital loss carryforward | 10,996 | 12,484 |
| Allowances for receivables and settlements | 9,500 | 28,739 |
| Net operating loss carryforward | 3,223 | 9,070 |
| Other | 6,702 | 9,708 |
| | $ 173,468 | $ 190,932 |
| Deferred tax liabilities: | | |
| Depreciable/amortizable assets | $ 185,651 | $ 137,831 |
| Leveraged leases | 27,993 | 31,342 |
| Pension receivable | 11,371 | 11,158 |
| Other | 19,202 | 19,345 |
| | $ 244,217 | $ 199,676 |
| Net deferred tax liabilities | $ (70,749) | $ (8,744) |

At December 31, 2003, the Company had approximately $8.6 million of net operating loss carryforward for tax purposes which expires in 2018-2019, and the maximum amount to be used in any year is $4.6 million. At December 31, 2003, the Company had approximately $29.2 million of capital loss carryforward that expires in 2006. The Company expects to realize capital gains to offset the capital loss carryforward from the disposition of property in the ordinary course of business and other corporate strategies. Income taxes paid, net of refunds, amounted to $9.3 million, $114.9 million (including the payment for COLI, as discussed above) and $64.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

## 13. Commitments/Contingencies

One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies (Cenco). Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been quantified. At December 31, 2003, the Company had $4.5 million accrued in other long-term liabilities based on its current assessment of the likely outcome of the Actions which was reviewed with its outside advisors. At December 31, 2002, the Company had $23.2 million accrued, which included $18.6 million that was due and paid in 2003. The insurance recoveries receivable of $9.5 million at December 31, 2002 were collected in 2003. There were no insurance recoveries receivable at December 31, 2003.

The Company is party to various other legal matters arising in the ordinary course of business including patient care-related claims and litigation. At December 31, 2003 and 2002, the general and professional liability consisted of short-term reserves of $69.8 million and $50.3 million, respectively, which were included in accrued insurance liabilities, and long-term reserves of $107.5 million and $117.5 million, respectively, which were included in other long-term liabilities. The expense for general and professional liability claims, premiums and administrative fees was $87.9 million, $82.1 million and $98.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, which was included in operating expenses. There can be no assurance that such provision and liability will not require material adjustment in future periods.

As of December 31, 2003, the Company had contractual commitments of $10.1 million relating to its internal construction program. As of December 31, 2003, the Company had total letters of credit of $38.7 million that benefit certain third-party insurers and bondholders of certain industrial revenue bonds; and 98 percent of these letters of credit related to recorded liabilities. In January 2004, the Company signed definitive purchase agreements totaling $36.5 million related to four skilled nursing centers that the Company currently operates under lease agreements. The transactions are subject to due diligence and other standard closing conditions. Closing on the transactions is anticipated in the second quarter of 2004.

## 14. Earnings Per Share

The calculation of earnings per share (EPS) is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | (In thousands, except earnings per share) | | |
| Numerator: | | | |
| Income before cumulative effect | $ 119,007 | $ 131,864 | $ 68,490 |
| Denominator: | | | |
| Denominator for basic EPS – weighted-average shares | 89,729 | 98,165 | 102,066 |
| Effect of dilutive securities: | | | |
| Stock options | 1,017 | 872 | 1,345 |
| Non-vested restricted stock | 373 | 291 | 274 |
| Denominator for diluted EPS – adjusted for weighted-average shares and assumed conversions | 91,119 | 99,328 | 103,685 |
| EPS – income before cumulative effect | | | |
| Basic | $ 1.33 | $ 1.34 | $ .67 |
| Diluted | $ 1.31 | $ 1.33 | $ .66 |

Options to purchase shares of the Company's common stock that were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares were: 2.3 million shares with an average exercise price of $28 in 2003, 2.1 million shares with an average exercise price of $32 in 2002 and 2.2 million shares with an average exercise price of $34 in 2001.

## 15. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) at December 31, 2003 included a minimum pension liability of $(1.0) million, derivative loss of $(0.2) million and unrealized gain on available for sale securities of $0.5 million.

The components of other comprehensive income (loss) are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | *(In thousands)* | | |
| Unrealized gain (loss) on investments, net of tax (benefit) of $461, $(175) and $659, respectively | $ 763 | $ (262) | $ 1,009 |
| Reclassification adjustment for gains on investments included in net income, net of tax of $624 | (975) | | |
| Minimum pension liability, net of tax benefit of $285, $75 and $296, respectively | (476) | (114) | (453) |
| Derivative loss, net of tax benefit of $173 | | | (259) |
| Amortization of derivative loss, net of tax benefit of $25, $25 and $21, respectively | 37 | 37 | 31 |
| Other comprehensive income (loss) | $ (651) | $ (339) | $ 328 |

## 16. Stock Plans

The Company's Equity Incentive Plan (Equity Plan) that was approved by shareholders in May 2001 allows the Company to grant awards of non-qualified stock options, incentive stock options and restricted stock to key employees and directors. A maximum of 4,000,000 shares of common stock are authorized for issuance under the Equity Plan with no more than 750,000 shares to be granted as restricted stock. Shares covered by expired or canceled options, by surrender or repurchase of restricted stock, or by shares withheld or delivered in payment of the exercise price or tax withholding thereon, may also be awarded under the Equity Plan. The Equity Plan replaced the Company's previous key employee stock option plan, outside director stock option plan and key senior management employee restricted stock plan. Under the Equity Plan, there were 1,545,826 and 2,989,210 shares available for future awards at December 31, 2003 and 2002, respectively. Employees delivered shares to the Company to cover the payment of the option price and related tax withholdings of the option exercise valued at $19.5 million, $2.1 million and $31.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Certain executive officers were issued 175,000 and 185,000 restricted shares in 2003 and 2001, respectively, with a weighted-average fair value of $18.75 and $21.28, respectively, that vest at retirement. When restricted shares are issued, unearned compensation is recorded as a reduction of shareholders' equity and charged to expense over the vesting period. Unearned restricted stock compensation was $8.2 million and $6.1 million at December 31, 2003 and 2002, respectively. Compensation expense related to restricted stock was $1.2 million, $0.8 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. The options for key employees vest between three and five years, and the options for outside directors vest immediately.

The following table summarizes activity in the Company's stock option plans for the three-year period ended December 31, 2003:

| | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Options outstanding at January 1, 2001 | 6,375,149 | $ 18.11 |
| Options granted | 2,537,431 | 21.32 |
| Options forfeited | (117,200) | 26.28 |
| Options expired | (567,068) | 36.30 |
| Options exercised | (2,164,253) | 10.46 |
| Options outstanding at December 31, 2001 | 6,064,059 | 20.33 |
| Options granted | 1,014,157 | 19.83 |
| Options forfeited | (109,925) | 24.56 |
| Options expired | (84,255) | 20.67 |
| Options exercised | (229,550) | 20.34 |
| Options outstanding at December 31, 2002 | 6,654,486 | 20.52 |
| Options granted | 1,341,403 | 23.27 |
| Options forfeited | (104,050) | 26.33 |
| Options expired | (150) | 11.58 |
| Options exercised | (1,384,812) | 11.43 |
| Options outstanding at December 31, 2003 | 6,506,877 | 22.93 |
| Options exercisable at | | |
| December 31, 2001 | 2,384,182 | $ 25.27 |
| December 31, 2002 | 2,486,748 | 27.39 |
| December 31, 2003 | 3,300,552 | 26.62 |

The following tables summarize information about options outstanding and options exercisable at December 31, 2003:

| Options Outstanding | | | |
|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Life in Years |
| $ 5 – $10 | 452,000 | $ 7.00 | 6.5 |
| $10 – $20 | 3,355,050 | 19.03 | 7.6 |
| $20 – $30 | 1,155,514 | 25.76 | 4.3 |
| $30 – $45 | 1,544,313 | 33.96 | 4.7 |
| | 6,506,877 | 22.93 | 6.2 |

| Options Exercisable | | |
|---|---|---|
| Range of Exercise Prices | Number Exercisable | Weighted-Average Exercise Price |
| $ 5 – $10 | 452,000 | $ 7.00 |
| $10 – $20 | 148,725 | 16.71 |
| $20 – $30 | 1,155,514 | 25.76 |
| $30 – $45 | 1,544,313 | 33.96 |
| | 3,300,552 | 26.62 |

## 17. Employee Benefit Plans

The Company has two qualified and one non-qualified defined benefit pension plans included in the tables below. Two of the plans' future benefits are frozen. As of the measurement date (December 31), the status of the plans is as follows:

**Obligations and Funded Status**

| | 2003 | 2002 |
|---|---|---|
| | *(In thousands)* | |
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | $ 34,576 | $ 33,715 |
| Service cost | 261 | 215 |
| Interest cost | 2,583 | 2,409 |
| Amendments | 459 | |
| Actuarial loss | 9,363 | 3,314 |
| Benefits paid | (4,294) | (5,077) |
| Benefit obligation at end of year | 42,948 | 34,576 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | 42,972 | 57,481 |
| Actual return on plan assets | 7,993 | (9,752) |
| Employer contribution | 402 | 320 |
| Benefits paid | (4,294) | (5,077) |
| Fair value of plan assets at end of year | 47,073 | 42,972 |
| Excess funded status of the plans | 4,125 | 8,396 |
| Unrecognized transition asset | (212) | (260) |
| Unrecognized prior service cost | 421 | |
| Unrecognized net actuarial loss | 25,580 | 20,009 |
| Prepaid benefit cost | $ 29,914 | $ 28,145 |
| Amounts recognized in the balance sheets consist of: | | |
| Prepaid benefit cost | $ 29,733 | $ 28,542 |
| Accrued benefit cost | (1,518) | (1,335) |
| Accumulated other comprehensive income | 1,699 | 938 |
| Net amount recognized | $ 29,914 | $ 28,145 |
| **Additional information** | | |
| Accumulated benefit obligation for all plans | $ 42,894 | $ 34,075 |
| Increase in minimum liability included in accumulated other comprehensive income | 761 | 189 |

**Pension plans with an accumulated benefit obligation in excess of plan assets**

| | 2003 | 2002 |
|---|---|---|
| | *(In thousands)* | |
| Projected benefit obligation | $ 4,174 | $ 3,426 |
| Accumulated benefit obligation | 4,120 | 2,926 |
| Fair value of plan assets | 1,327 | 1,156 |

**Components of net pension income**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | *(In thousands)* | |
| Service cost | $ 261 | $ 215 | $ 211 |
| Interest cost | 2,583 | 2,409 | 2,486 |
| Expected return on plan assets | (4,788) | (5,761) | (5,692) |
| Amortization of unrecognized transition asset | (48) | (48) | (48) |
| Amortization of prior service cost | 37 | | |
| Amortization of net loss | 587 | 23 | 14 |
| Net pension income | $ (1,368) | $ (3,162) | $ (3,029) |

**Disclosure Assumptions**

| For determining benefit obligations at year end: | 2003 | 2002 |
|---|---|---|
| Discount rate | 6.25% | 6.75% |
| Rate of compensation increase | 5.00 | 5.00 |

| For determining net pension income for the year: | 2003 | 2002 | 2001 |
|---|---|---|---|
| Discount rate | 6.75% | 7.50% | 7.75% |
| Expected return on assets | 9.00 | 10.00 | 10.00 |
| Rate of compensation increase | 5.00 | 5.00 | 5.00 |

The rate of compensation increase only applies to one qualified plan as the other plans' future benefits are frozen. The expected long-term rate of return on plan assets is based on the approximate weighted-average historical trend.

**Plan Asset Allocation**

The Company's asset allocations by asset category are as follows:

| | 2003 | 2002 |
|---|---|---|
| Equity securities | 72% | 68% |
| Debt securities | 27 | 31 |
| Other | 1 | 1 |
| | 100% | 100% |

The Company's investment strategy for its defined benefit plans takes into consideration the fact that the dominant plan is fully funded and whose participants and future benefit obligations are frozen. The investment strategy reflects a long-term rather than short-term outlook and values consistency in its approach to asset mix. The investment portfolio is targeted toward 70 percent equity investments and 30 percent fixed income and is rebalanced from time to time to approximate that mix.

**Cash Flows**

The Company expects to contribute $0.7 million to its pension plans in 2004.

The Company has a senior executive retirement plan which is a non-qualified plan designed to provide pension benefits and death benefits for certain officers. Pension benefits are based on compensation and length of service and the plan is funded through collateral assignment split-dollar life insurance arrangements. Under these arrangements, the officers are owners of the life insurance policies subject to an assignment to the Company of an interest in the policy cash value equal to the premiums paid by the Company. Because of the possible interpretation that the Company's future payment of premiums on these policies would be considered a prohibited loan under the Sarbanes-Oxley Act of 2002, the Company suspended future premium payments following the passage of that Act. Policy dividend values are currently being used to pay the required portion of the annual premiums.

In addition, under the split-dollar assignment agreements, the transaction with MCA required the Company to set aside cash for future premium payments or to reallocate a portion of the corporate interest in the policies. As the Sarbanes-Oxley Act may prohibit additional funding by the Company, the Company committed to reallocate $22.1 million of the Company's interest in the policy cash surrender values to the various officer policies, upon officer retirement. This reallocation increased the Company's accrued liability by $13.6 million in 2002, resulting in a charge of $13.6 million, which was included in general and administrative expenses.

The Company's share of the cash surrender value of the policies was $51.1 million at December 31, 2003 and 2002, and was included in other assets. The accrued liability was $28.1 million and $22.8 million at December 31, 2003 and 2002, respectively, and was included in other long-term liabilities. The expense for this plan amounted to $4.9 million, $14.3 million (including the charge discussed above) and $0.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company maintains a savings program qualified under Section 401(k) of the Internal Revenue Code (401(k)) and two non-qualified, deferred compensation programs. The Company contributes up to a maximum matching contribution of 3 percent of the participant's compensation, as defined in each plan. The Company's expense for these plans amounted to $15.6 million, $2.4 million and $4.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in expense for 2003 was due to an increase in earnings on the non-qualified, deferred compensation programs.

## 18. Shareholder Rights Plan

Each outstanding share of the Company's common stock includes an exercisable right which, under certain circumstances, will entitle the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price of $150, subject to adjustment. The rights expire on May 2, 2005. Such rights will not be exercisable or transferable apart from the common stock until 10 days after a person or group acquires 15 percent of the Company's common stock or initiates a tender offer or exchange offer that would result in ownership of 15 percent of the Company's common stock. In the event that the Company is merged, and its common stock is exchanged or converted, the rights will entitle the holders to buy shares of the acquirer's common stock at a 50 percent discount. Under certain other circumstances, the rights can become rights to purchase the Company's common stock at a 50 percent discount. The rights may be redeemed by the Company for one cent per right at any time prior to the first date that a person or group acquires a beneficial ownership of 15 percent of the Company's common stock.

## 19. Segment Information

The Company provides a range of health care services. The Company has two reportable operating segments, long-term care, which includes the operation of skilled nursing and assisted living facilities, and hospice and home health. The "Other" category includes the non-reportable segments and corporate items. The revenues in the "Other" category include services for rehabilitation, hospital care and other services. The Company's hospital was sold on April 30, 2002. Asset information, including capital expenditures, is not reported by segment by the Company.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses. The operating margin does not include general and administrative expense, depreciation and amortization, asset impairment, other income and expense items, and income taxes.

The other category is not comparative as the Company sold its hospital on April 30, 2002 and recorded $8.4 million of operating expenses in 2003 related to a proposed settlement of a review of certain Medicare cost reports filed by facilities of MCA for the period 1992-1998. The long-term care segment had significant expenses in 2001 that affect the comparison to other years. The Company incurred a decrease of $17.9 million in general and professional liability expense in 2002 compared with 2001. The Company also recorded $23.6 million of operating expense in 2001 due to the arbitration decision that relates to the long-term care segment (see Note 6).

*Segment Information*

| | Long-Term Care | Hospice and Home Health | Other | Total |
|---|---|---|---|---|
| | | (In thousands) | | |
| Year ended December 31, 2003 | | | | |
| Revenues from external customers | $ 2,590,423 | $ 329,462 | $ 109,556 | $ 3,029,441 |
| Intercompany revenues | | | 60,798 | 60,798 |
| Depreciation and amortization | 120,258 | 3,951 | 4,601 | 128,810 |
| Operating margin | 435,942 | 62,031 | 7,934 | 505,907 |
| Year ended December 31, 2002 | | | | |
| Revenues from external customers | $ 2,496,530 | $ 284,546 | $ 124,372 | $ 2,905,448 |
| Intercompany revenues | | | 58,717 | 58,717 |
| Depreciation and amortization | 115,569 | 3,148 | 6,178 | 124,895 |
| Operating margin | 444,220 | 45,892 | 13,700 | 503,812 |
| Year ended December 31, 2001 | | | | |
| Revenues from external customers | $ 2,277,509 | $ 239,433 | $ 177,114 | $ 2,694,056 |
| Intercompany revenues | | | 41,505 | 41,505 |
| Depreciation and amortization | 115,827 | 2,678 | 9,654 | 128,159 |
| Operating margin | 371,677 | 34,078 | 16,493 | 422,248 |

# Five-Year Financial History

| | 2003 | 2002 | 2001 | 2000 | 1999 [2] |
|---|---|---|---|---|---|
| | *(Dollars in thousands, except per share amounts and Other Data)* | | | | |
| **Results of Operations** | | | | | |
| Revenues | $ 3,029,441 | $ 2,905,448 | $ 2,694,056 | $ 2,380,578 | $ 2,135,345 |
| Expenses: | | | | | |
| Operating | 2,523,534 | 2,401,636 | 2,271,808 | 2,016,764 | 1,697,459 |
| General and administrative | 157,566 | 131,628 | 115,094 | 104,027 | 89,743 |
| Depreciation and amortization | 128,810 | 124,895 | 128,159 | 121,208 | 114,601 |
| Asset impairment and other merger-related charges | | 33,574 | | | 14,787 |
| | 2,809,910 | 2,691,733 | 2,515,061 | 2,241,999 | 1,916,590 |
| Income before other income (expenses), income taxes and minority interest | 219,531 | 213,715 | 178,995 | 138,579 | 218,755 |
| Other income (expenses): | | | | | |
| Interest expense | (41,927) | (37,651) | (50,800) | (60,733) | (54,082) |
| Gain (loss) on sale of assets | 3,947 | 30,651 | (445) | 506 | |
| Impairment of investments [1] | | | | (20,000) | (274,120) |
| Equity in earnings of affiliated companies | 7,236 | 4,761 | 1,407 | 812 | 1,729 |
| Interest income and other | 1,625 | 1,208 | 835 | 2,505 | 5,322 |
| Total other expenses, net | (29,119) | (1,031) | (49,003) | (76,910) | (321,151) |
| Income (loss) before income taxes and minority interest | 190,412 | 212,684 | 129,992 | 61,669 | (102,396) |
| Income taxes (benefit) | 71,405 | 80,820 | 61,502 | 21,489 | (47,238) |
| Minority interest income | | | | 1,125 | |
| Income (loss) before cumulative effect and extraordinary item | $ 119,007 | $ 131,864 | $ 68,490 | $ 39,055 | $ (55,158) |
| Earnings per share: | | | | | |
| Income (loss) before cumulative effect and extraordinary item | | | | | |
| Basic | $ 1.33 | $ 1.34 | $ .67 | $ .38 | $ (.51) |
| Diluted | $ 1.31 | $ 1.33 | $ .66 | $ .38 | $ (.51) |
| Cash dividends declared per common share | $ .25 | | | | |
| **Cash Flows** | | | | | |
| Cash flows from operations | $ 300,464 | $ 283,293 | $ 283,427 | $ 210,149 | $ 137,110 |
| **Financial Position** | | | | | |
| Total assets | $ 2,396,711 | $ 2,329,072 | $ 2,424,071 | $ 2,358,468 | $ 2,289,777 |
| Long-term debt | 659,181 | 373,112 | 715,830 | 644,054 | 687,502 |
| Shareholders' equity | 975,105 | 1,016,047 | 1,046,538 | 1,012,729 | 980,037 |
| **Other Data (Unaudited)** | | | | | |
| Number of skilled nursing and assisted living facilities | 363 | 366 | 368 | 354 | 346 |

[1] The impairment of investments in 2000 and 1999 related to the writedown of our preferred stock investment in NeighborCare, Inc., formerly known as Genesis Health Ventures, Inc.

[2] We changed our method of accounting for our investment in In Home Health, Inc., or IHHI, in 2000 due to an increase in ownership. We consolidated IHHI's financial results after 1999 and recorded them under the equity method in 1999. IHHI's results are not included on the individual line items when recording under the equity method. For a consistent trend, you must add the amounts above with IHHI's revenues of $84.3 million and operating expenses of $72.2 million for 1999.

# Summary of Quarterly Results (Unaudited)

| | Year ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Year |
| | *(In thousands, except per share amounts)* | | | | |
| Revenues | $ 730,520 | $ 750,586 | $ 761,279 | $ 787,056 | $ 3,029,441 |
| Income before other income (expenses) and income taxes | 56,650 | 39,062 | 54,337 | 69,482 | 219,531 |
| Net income | 31,128 | 18,919 | 31,039 | 37,921 | 119,007 |
| Earnings per share – Net income | | | | | |
| Basic | $ .33 | $ .21 | $ .35 | $ .43 | $ 1.33 |
| Diluted | $ .33 | $ .21 | $ .35 | $ .42 | $ 1.31 |

| | Year ended December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Year |
| | *(In thousands, except per share amounts)* | | | | |
| Revenues | $ 715,987 | $ 728,435 | $ 732,920 | $ 728,106 | $ 2,905,448 |
| Income before other income (expenses) and income taxes | 63,961 | 38,084 | 67,097 | 44,573 | 213,715 |
| Income before cumulative effect | 33,739 | 38,008 | 37,063 | 23,054 | 131,864 |
| Net income | 32,425 | 38,008 | 37,063 | 23,054 | 130,550 |
| Earnings per share – Income before cumulative effect: | | | | | |
| Basic | $ .33 | $ .38 | $ .38 | $ .24 | $ 1.34 |
| Diluted | $ .33 | $ .38 | $ .38 | $ .24 | $ 1.33 |

In the second quarter of 2003, the Company recorded operating expenses of $8.4 million ($5.2 million after tax) related to a proposed settlement of a review of certain Medicare cost reports filed by facilities of the former Manor Care, Inc. for the period 1992-1998. The Company also recorded general and administrative expenses of $6.2 million ($4.7 million after tax) in the second quarter of 2003 which were adjusted to $5.3 million ($4.1 million after tax) at year end. This expense related to restructuring split-dollar life insurance policies for officers and key employees.

In the first quarter of 2002, the Company recorded an impairment loss of $1.3 million, with no tax effect, as a cumulative effect of a change in accounting principle related to goodwill. In the second, third and fourth quarters of 2002, the Company recorded asset impairment charges of $24.9 million ($15.4 million after tax), $2.7 million ($1.7 million after tax) and $6.0 million ($3.7 million after tax), respectively. In the second quarter of 2002, the Company recorded a gain on the sale of its hospital of $31.1 million ($19.3 after tax). In the fourth quarter of 2002, the Company recorded general and administrative expenses of $13.6 million ($8.5 million after tax) for restructuring the officer split-dollar insurance arrangements.

See Management's Discussion and Analysis for further discussion of these items.

# Directors and Officers

## Board of Directors

**Paul A. Ormond**
Chairman, President and Chief Executive Officer of Manor Care, Inc.

**Virgis W. Colbert** [1]
Executive Vice President of Miller Brewing Company, Milwaukee, Wisconsin

**Joseph F. Damico** [2]
Founding Partner/Operating Principal of RoundTable Healthcare Partners, Lake Forest, Illinois

**Joseph H. Lemieux** [2*][3]
Chairman of Owens-Illinois, Inc., Toledo, Ohio

**William H. Longfield** [2][3*]
Former Chairman and Chief Executive Officer of C.R. Bard, Inc., Murray Hill, New Jersey

**Frederic V. Malek** [2]
Chairman of Thayer Capital Partners, Washington, D.C.

**John T. Schwieters** [3][4]
Vice Chairman of Perseus, LLC, Washington, D.C.

**M. Keith Weikel** [4]
Senior Executive Vice President and Chief Operating Officer of Manor Care, Inc.

**Gail R. Wilensky** [1][4*]
John M. Olin Senior Fellow at Project HOPE, Bethesda, Maryland

**Thomas L. Young** [1*][2][3]
Interim Co-Chief Executive Officer, Executive Vice President and Chief Financial Officer of Owens-Illinois, Inc., Toledo, Ohio

[1] Audit Committee
[2] Compensation Committee
[3] Governance Committee
[4] Quality Committee

* Committee Chairperson

## Corporate Officers

**Paul A. Ormond** [a]
Chairman, President and Chief Executive Officer

**M. Keith Weikel** [a]
Senior Executive Vice President and Chief Operating Officer

**Geoffrey G. Meyers** [a]
Executive Vice President and Chief Financial Officer

**R. Jeffrey Bixler** [a]
Vice President, General Counsel and Secretary

**Steven M. Cavanaugh**
Vice President, Director of Corporate Development

**William J. Chenevert** [a]
Vice President, General Manager, West Division, and Director of Operations Support

**Nancy A. Edwards** [a]
Vice President, General Manager, Central Division

**R. Michael Ferguson**
Vice President, Procurement

**Larry R. Godla**
Vice President, Development and Construction

**John K. Graham** [a]
Vice President, General Manager, Eastern Division

**Jeffrey A. Grillo** [a]
Vice President, General Manager, Mid-Atlantic Division

**Douglas G. Haag**
Vice President, Treasurer

**J. Susan Harless**
Vice President, Director of Specialty Operations and Clinical Technologies

**Kathryn S. Hoops**
Vice President, Director of Tax

**William H. Kinschner**
Vice President, Director of Management Support Services

**David B. Lanning**
Vice President, Development

**Barry A. Lazarus**
Vice President, Director of Reimbursement

**Larry C. Lester** [a]
Vice President, General Manager, Midwest Division, and Director of Marketing

**Murry J. Mercier**
Vice President, Director of Information Services

**Spencer C. Moler** [a]
Vice President, Controller

**Wade B. O'Brian**
Vice President, Director of Human Resources and Labor Relations

**James P. Pagoaga**
Vice President, Rehabilitation Services

**Richard W. Parades** [a]
Vice President, General Manager, Mid-States Division

**John I. Remenar**
Vice President, Director of Financial Services

**F. Joseph Schmitt** [a]
Vice President, General Manager, Southern Division

**Joyce C. Smith**
Vice President, Director of Clinical Services

**Ronald P. Traupane**
Vice President, Interior Design and Architecture

**JoAnn Young** [a]
Vice President, General Manager, Assisted Living Division

[a] Executive Officers

# Shareholder Information

## Shareholder Assistance

If you have questions about your account or your shares of Manor Care stock, please contact our stock transfer agent, National City Bank.

National City Bank
Corporate Trust Operations
3rd Floor – North Annex
4100 W. 150th Street
Cleveland, Ohio 44135
Phone: (800) 622-6757
Fax: (216) 257-8508

Mailing address:
P.O. Box 92301
Cleveland, Ohio 44193-0900

## Corporate Headquarters

Manor Care, Inc.
333 N. Summit Street
Toledo, Ohio 43604

Mailing address:
P.O. Box 10086
Toledo, Ohio 43699-0086

Phone: (419) 252-5500
Internet Website at www.hcr-manorcare.com
E-mail: info@hcr-manorcare.com

## Common Stock and Dividends

The company's common stock is traded under the symbol "HCR" on the New York Stock Exchange, which is the principal market on which the stock is traded.

The high, low and closing prices of our stock on the New York Stock Exchange for 2003 and 2002 and dividends declared and paid in 2003 were as follows:

| 2003 | High | Low | Close | Cash Dividends |
|---|---|---|---|---|
| First Quarter | $ 20.48 | $ 17.19 | $ 19.23 | $ |
| Second Quarter | 26.20 | 18.87 | 25.01 | |
| Third Quarter | 30.14 | 24.63 | 30.00 | .125 |
| Fourth Quarter | 35.83 | 30.92 | 34.57 | .125 |

| 2002 | High | Low | Close |
|---|---|---|---|
| First Quarter | $ 23.50 | $ 18.43 | $ 23.30 |
| Second Quarter | 27.01 | 22.20 | 23.00 |
| Third Quarter | 23.80 | 17.83 | 22.48 |
| Fourth Quarter | 22.61 | 16.24 | 18.61 |

## Stock Ownership

The number of shareholders of record on January 31, 2004 was 2,637. Approximately 94 percent of the outstanding shares were registered in the name of Depository Trust Company, or Cede & Co., which held these shares on behalf of several hundred brokerage firms, banks and other financial institutions. We believe that the shares attributed to these financial institutions represent the interests of approximately 30,000 beneficial owners, including employees' interests in stock in the company's 401(k) plan.

## Annual Meeting

The annual meeting of stockholders will be held at 2:00 p.m. on Wednesday, May 5, 2004, in the auditorium adjacent to the lobby at One SeaGate, Toledo, Ohio.

## Form 10-K

A copy of the company's annual report on Form 10-K for 2003 filed with the Securities and Exchange Commission may be obtained without charge by contacting Manor Care Shareholder Services at P.O. Box 10086, Toledo, Ohio 43699-0086.

## Independent Auditors

Ernst & Young LLP
One SeaGate – 12th Floor
Toledo, Ohio 43604

Manor Care, Inc.
333 N. Summit Street
Toledo, Ohio 43604
(419) 252-5500